Securities Act Registration No. [ ]
Investment Act Registration No. 811-08868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 43	[X]

AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVL
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 O Street
Lincoln, Nebraska 68510
402-467-1122

MORGAN B.S. LORENZEN
Second Vice President, Assistant General Counsel
Ameritas Life Insurance Corp.
5900 O Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b)
[ ] on ________ pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on pursuant to paragraph (a)(1) of Rule 485 under the Securities Act.

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

PROSPECTUS: [ ]
Ameritas Advisor ClearEdge VUL
Individual Flexible Premium
Variable Universal Life Insurance Policy	Ameritas Life Insurance Corp. Separate Account LLVL

If you are a new investor in the Policy, you may cancel your Policy within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Account Value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.

This prospectus describes the Ameritas Advisor ClearEdge VUL (the "Policy"), especially its Separate Account. The Policy is designed to help you, the Policy Owner, provide life insurance protection while having flexibility, within limits, as to the amount and timing of premium payments, the amount of the death benefit, and how you invest your Account Value. The value of your Policy will increase or decrease based on the performance of the Investment Options you choose. The amount of the death benefit can also vary as a result of investment performance.

You may allocate all or part of your Account Value among a variety of Subaccount variable Investment Options where you have the investment risk, including possible loss of principal. (The Subaccounts are listed in APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY ("APPENDIX A") section of this prospectus.)

You may also allocate all or part of your investment to a Fixed Account fixed interest rate option, where we have the investment risk and guarantee a certain return on your investment. The Fixed Account is part of our General Account and is subject to the financial strength and claims paying ability of the Company.

You may access certain documents relating to the Policy and Subaccounts electronically. Current prospectuses and reports for the Policy and Subaccounts are available on our website, and updated prospectuses are posted on or about May 1 of each year. Prospectuses may be supplemented throughout the year, and copies of all supplements are also available on our website. We post annual reports on our website shortly after March 1 each year.

We may make other documents available to you electronically through the email address that you provide to us. When electronic delivery becomes available, and upon your election to receive information online, we will notify you when a transaction pertaining to your Policy has occurred or a document impacting your Policy or the Subaccounts has been posted. In order to receive your Policy documents online you should have regular and continuous Internet access.

Please Read this Prospectus Carefully and Keep It for Future Reference.

It provides information you should consider before investing in a Policy.

Prospectuses for the portfolios that underlie the Subaccount variable Investment Options are available without charge from your sales representative or from our Service Center.

Policy guarantees, which are obligations of the General Account are subject to the financial strength and claims paying ability of the Company.

The Securities and Exchange Commission ("SEC") does not pass upon the accuracy or adequacy of this prospectus, and has not approved or disapproved the Policy. Any representation to the contrary is a criminal offense.

Additional information about certain investment products, including variable life insurance, has been prepared by the

SEC's staff and is available at investor.gov.

This prospectus may only be used to offer the Policy where the Policy may lawfully be sold.

The Policy, and certain features described in this prospectus, may not be available in all states.

No one is authorized to give information or make any representation about the Policy that is not in this prospectus. If anyone does so, you should not rely upon it as being accurate or adequate.

NOT FDIC INSURED ■ MAY LOSE VALUE ■ NO BANK GUARANTEE
Ameritas Life Insurance Corp. (Company, we, us, our, Ameritas Life, Depositor)
Service Center, P.O. Box 81889, Lincoln, Nebraska 68501 800-255-9678 ameritasdirect.com
Ameritas Advisor ClearEdge VUL	1

TABLE OF CONTENTS

Contacting Us. To have questions answered or to send additional premiums, contact your sales representative or write or call us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

OR

5900 O Street

Lincoln, Nebraska 68510

Telephone: 800-255-9678

Fax: 402-467-7335

Interfund Transfer Request Fax:

402-467-7923

Email: direct@ameritas.com

Express mail packages should be sent to our street address, not our P.O. Box address.

Remember, the correct form of Written Notice "in good order" is important for us to accurately process your Policy elections and changes. Many service forms can be found when you access your account through our website. Or, call us at our toll-free number and we will send you the form you need and tell you the information we require.

Facsimile Written Notice. To provide you with timely service, we accept some Written Notices by facsimiles. However, by not requiring your original signature, there is a greater risk unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge. We are entitled to act upon facsimile signatures that reasonably appear to us to be genuine.

Make checks payable to:

"Ameritas Life Insurance Corp."

Ameritas® and the bison design are registered

service marks of Ameritas Life Insurance Corp.

DEFINED TERMS	3
KEY INFORMATION	5
OVERVIEW OF THE POLICY	6
PURPOSE OF THE POLICY
PREMIUMS
POLICY FEATURES
FEE TABLE	7
PORTFOLIO COMPANY OPERATING EXPENSES
PRINCIPAL RISKS OF INVESTING IN THE POLICY	9
THE COMPANY	12
THE SEPARATE ACCOUNT	12
PORTFOLIO COMPANIES	12
VOTING RIGHTS	13
THE FIXED ACCOUNT FIXED INTEREST RATE OPTION	13
CHARGES	13
TRANSACTION FEES
PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES
OPTIONAL BENEFIT CHARGES
DISTRIBUTION COMPENSATION
POLICY LOAN
PORTFOLIO COMPANY CHARGES
GENERAL DESCRIPTION OF THE POLICY	15
THE PARTIES
STATE VARIATIONS
ALLOCATING PREMIUM
TELEPHONE TRANSACTIONS
TRANSFERS
THIRD-PARTY SERVICES
SYSTEMATIC TRANSFER PROGRAMS
GENERAL ACCOUNT
POLICY OR REGISTRANT CHANGES
DISRUPTIVE TRADING PROCEDURES
PREMIUMS	21
POLICY APPLICATION AND ISSUANCE
PREMIUM REQUIREMENTS
ACCOUNT VALUE
POLICY CHANGES
"RIGHT TO EXAMINE" PERIOD
OPTIONAL FEATURES
NONPARTICIPATING
SPECIAL ARRANGEMENTS
STANDARD DEATH BENEFITS	24
DEATH BENEFIT
NO MATURITY DATE
PAYMENT OF POLICY PROCEEDS
MISSTATEMENT OF AGE OR GENDER
SUICIDE
INCONTESTABILITY
ASSIGNMENT
UNCLAIMED DEATH BENEFIT PROCEEDS
OTHER BENEFITS UNDER THE POLICY	27
SURRENDERS AND WITHDRAWALS	35
CASH SURRENDER
PARTIAL WITHDRAWAL
DELAY OF PAYMENTS OR TRANSFERS
LOANS	36
LAPSE AND REINSTATEMENT	37
LAPSE AND GRACE PERIOD
REINSTATEMENT
TAXES	38
LEGAL PROCEEDINGS	41
FINANCIAL STATEMENTS	41
DISTRIBUTION OF THE POLICY	41
APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY	42
ILLUSTRATIONS	46
STATEMENT OF ADDITIONAL INFORMATION REGISTRATION STATEMENT	46
REPORTS TO YOU	46
FINRA PUBLIC DISCLOSURE PROGRAM

Ameritas Advisor ClearEdge VUL	2

DEFINED TERMS

Defined terms, other than "we, us, our," "you and your," are shown using initial capital letters in this prospectus.

Account Value means the sum of Net Premiums paid, minus partial withdrawals, minus Policy charges, plus interest credited to the Fixed Account and the Loan Account, adjusted for gains or losses in the Subaccounts. The Account Value is comprised of amounts in the Subaccounts, the Fixed Account, and the Loan Account.

Accumulation Unit means an accounting unit of measure used to calculate the Account Value allocated to a Subaccount of the Separate Account. It is similar to a share of a mutual fund.

Advisory Fee means fees deducted from your Policy pursuant to the independent agreement you may have with a registered investment advisor. The fees deducted are used to compensate your advisor for any management of your Policy, subject to the terms you and your advisor have mutually agreed upon, and will not exceed 1.5% of the Account Value on an annualized basis.

Attained Age means the Issue Age plus the number of completed Policy years. With respect to any increase in Specified Amount, Attained Age means the Issue Age for the increase plus the number of complete years since the increase.

Beneficiary is the person(s) to whom the Death Benefit proceeds are payable upon the death of the Insured. The Beneficiary is designated by the Owner in the application. If changed, the Beneficiary is as shown in the latest change filed and recorded with us. If no Beneficiary survives the Insured, the Owner or the Owner's estate will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee.

Business Day means each day that the New York Stock Exchange is open for trading.

Cash Surrender Value means the Account Value minus any Policy Loan Balance.

Company, We, Us, Our, Ameritas Life, Depositor means Ameritas Life Insurance Corp.

Corridor Factor is the number, or fractional number, multiplied by the Account Value to determine the minimum death benefit required to maintain the Policy’s status as life insurance under Section 7702 of the Internal Revenue Code. These factors are shown on the Policy Schedule.

Fixed Account is an account that credits a fixed rate of interest guaranteed by us and is not affected by the experience of the variable Investment Options of the Separate Account. The Fixed Account is part of our General Account.

General Account is an account in which the assets of Ameritas Life Insurance Corp., are held, other than those allocated to the Separate Account or any other separate account.

Insured means the person shown on the Policy schedule upon whose life this Policy is issued. This individual's personal information determines the cost of the life insurance coverage. The Owner also may be the Insured.

Investment Options means collectively the Subaccounts and the Fixed Account. You may allocate Net Premiums and reallocate Account Value among the Investment Options.

Issue Age means the Insured’s age as of the birthday nearest to the Policy Date. With respect to any increase in Specified Amount, Issue Age means the Insured’s age as of the birthday nearest to the date of the increase.

Issue Date means the date on which the suicide and incontestability periods begin. If we have received the initial premium from you, the Issue Date will also be the date when you have life insurance coverage with us. If we have not received the initial premium from you, you WILL NOT have coverage until the date on which we receive the initial premium from you.

Lien Balance means the sum of all unpaid Policy Liens and accrued interest on Policy Liens.

Loan Account is an account we maintain for your Policy if you have a Policy loan outstanding. The Loan Account is credited with interest and is not affected by the experience of the variable Investment Options of the Separate Account. The Loan Account is part of our General Account and collateral for the Policy Loan.

Monthly Date means the same date of each month as the Policy Date.

Monthly Deduction means a charge made against the Account Value on each Monthly Date for the coverage provided by this Policy and any attached riders.

Net Amount at Risk means the death benefit on the Monthly Date, minus the Account Value on the Monthly Date, after all Monthly Deductions have been taken except for the cost of insurance.

Net Premium means the premium paid reduced by the premium charge, which will not exceed the maximum premium charge shown on the Policy schedule.

Planned Periodic Premium means a level premium you intend to pay at a fixed interval. The Planned Periodic Premium is shown on the Policy schedule.

Ameritas Advisor ClearEdge VUL	3

Policy Anniversary means the same date each year as the Policy Date.

Policy Date means the date from which Policy months, years and anniversaries are measured. The Policy Date will be determined by us unless you request a different Policy Date that we approve. If the Issue Date is after the Policy Date or we have not received the initial premium from you, you WILL NOT have life insurance coverage on the Policy Date.

Policy Loan means a loan secured by the Cash Surrender Value of your Policy. The outstanding loan will accrue interest.

Policy Loan Balance means the sum of all unpaid Policy Loans and accrued interest on Policy Loans.

Pro-Rata means allocating a dollar amount among the Investment Options in proportion to the Account Value in those Investment Options.

Right to Examine Transfer Date means 13 days after the Issue Date, or if later, the date all requirements necessary to place the Policy in force are delivered to us.

Specified Amount means a dollar amount used to determine the death benefit of your Policy. It is shown on the Policy schedule. You may increase or decrease it as provided in your Policy.

Subaccounts means the divisions within the Separate Account for which Accumulation Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio.

Surrender means termination of this Policy at your request for its Cash Surrender Value while the Insured is alive.

Written Notice means information we have received at Ameritas Life, Service Center, P.O. Box 81889, Lincoln, NE 68501 (or 5900 O Street, Lincoln, NE 68510), or by faxing 402-467-7335. A Written Notice must be signed by you, in good order, and on a form approved by or acceptable to us. Call us if you have questions about what form or information is required. When notice is permitted and sent to us by facsimile, we have the right to implement the request if the copied or facsimile signature appears to be a copy of your genuine original signature.

You, Your, Owner means the Owner as shown on the Policy schedule, unless changed. Ownership of this Policy may be held jointly. The Insured may or may not be the Owner.

Ameritas Advisor ClearEdge VUL	4

KEY INFORMATION

Important Information You Should Consider About the Policy

	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals

You can Surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Account Value. This Policy has no Surrender charge.

The Partial Withdrawal Charge is $0 (current) or $50 (maximum).

FEE TABLE CHARGES PRINCIPAL RISKS OF INVESTING IN THE POLICY SURRENDERS AND WITHDRAWALS
Transaction Charges

You may also be charged for other transactions (such as when you make a premium payment or transfer Account Value between Investment Options (Transfer Fee)).

You will be charged a $14 fee for a wire transfer if you request one. The fee is deducted from the gross amount of the loan, partial withdrawal, or Surrender. This is a charge by us and is not a Policy charge.

FEE TABLE CHARGES
Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy; such fees and expenses are set based on characteristics of the Insured (e.g., age, gender, and rating classification). You should view the Policy Specifications page of your Policy for rates applicable to your Policy. There is also a monthly administration fee and a monthly specified amount charge. There is a daily mortality and expense risk fee deducted from the Separate Account. The charge is made against the Separate Account assets, and is equivalent to an effective annual rate charged against the average daily value of the assets in the Separate Account. It varies, as shown in the FEE TABLE. Please refer to your Policy Specification Page for rates and the specific fees applicable to your Policy.			FEE TABLE CHARGES
You will also bear expenses associated with the Investment Options as shown below:
	Annual Fee	Minimum	Maximum
	Before any Waivers and Reductions	0.10% (1)	1.01% (2)
(1) Vanguard® Total International Stock Market Index Portfolio
(2) MFS® Global Real Estate Portfolio, Initial Class and PIMCO CommodityRealReturn® Strategy Portfolio, Institutional Class
Risks
Risk of Loss	You can lose money by investing in this Policy, including loss of your premiums (principal).			Cover Page PRINCIPAL RISKS OF INVESTING IN THE POLICY
Not a Short-Term Investment	The Policy is designed to provide lifetime insurance protection. It is not a short-term investment, and is not appropriate for an investor who needs ready access to cash. The Policy will usually be unsuitable for short-term savings or short-term life insurance needs. Due to the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered.			PRINCIPAL RISKS OF INVESTING IN THE POLICY
Risks Associated with Investment Options	An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Policy. Each Investment Option (including the Fixed Account) will have its own unique risks. You should review these Investment Options before making an investment decision. The Fixed Account is subject to the financial strength and claims paying ability of the Company.			PRINCIPAL RISKS OF INVESTING IN THE POLICY THE SEPARATE ACCOUNT PORTFOLIO COMPANIES APPENDIX A
Insurance Company Risks	An investment in the Policy is subject to the risks related to the Company including that any obligations (including under the Fixed Account Investment Option), guarantees, or benefits are subject to the claims-paying ability of the Company. Additional information about the Company, including its financial strength ratings, is available on its website, ameritasdirect.com/about/our-ratings, or is available upon request by contacting our Service Center at 800-255-9678.			Cover Page GENERAL DESCRIPTION OF THE POLICY
Policy Lapse	Your Policy will lapse if there are insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with, and limitations on, reinstating a lapsed Policy. Death benefits will not be paid if the Policy has lapsed.			PRINCIPAL RISKS OF INVESTING IN THE POLICY LAPSE AND REINSTATEMENT
Ameritas Advisor ClearEdge VUL	5

	Restrictions	Location in Prospectus
Investments

Transfers must be at least $250, or the entire Subaccount or Fixed Account if less. The first 15 transfers each Policy year are free. Thereafter, we charge $10 for each transfer.

In addition to the right of each portfolio company to impose restrictions on excessive trading, we reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interest of other Policy Owners.

A transfer from the Fixed Account (except made pursuant to a systematic transfer program) may be made only once each Policy Year; may be delayed up to six months and is limited during any Policy Year to the greater of 25% of the Fixed Account value on the date of the transfer during that Policy Year, the greatest amount of any non-systematic transfer out of the Fixed Account during the previous 13 months; or $1,000.

Ameritas Life reserves the right to remove or substitute portfolio companies as Investment Options that are available under the Policy.

CHARGES GENERAL DESCRIPTION OF THE POLICY APPENDIX A
Optional Benefits	Some optional benefits were available to be elected at Policy issue only. Optional benefit riders to the Policy may have separate incontestability provisions. Withdrawals reduce the Account Value and in some cases the Specified Amount which may reduce some of the benefits available under riders where the rider benefit is based on the Specified Amount of the base Policy, and make it potentially more likely the entire Policy, including the rider, would lapse. We may discontinue offering, or modify the terms of, optional benefits for new sales at any time.	OTHER BENEFITS UNDER THE POLICY
Taxes
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under this Policy.

There is no additional tax benefit if you purchase the Policy through a tax-qualified plan or individual retirement account (IRA).

Unpaid loans, partial withdrawals and Surrenders may be subject to ordinary income tax and tax penalties.

TAXES
Conflicts of Interest
Investment Professional Compensation

We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy year, as well as up to 1% of target premium in Policy years 2 – 10, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement.

Your representative may receive compensation relating to our sale of this Policy to you, both in the form of compensation and additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest provides a financial incentive that may influence your representative to recommend this Policy over another investment for which the representative is not compensated or compensated less.

CHARGES DISTRIBUTION OF THE POLICY
Exchanges	Some representatives may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.	PRINCIPAL RISKS OF INVESTING IN THE POLICY PREMIUMS

OVERVIEW OF THE POLICY

purpose of the policy

The Ameritas Advisor ClearEdge VUL Policy is flexible premium variable universal life insurance. The Policy is designed to provide lifetime insurance coverage on the Insured named in the Policy, as well as flexibility in connection with premium payments and death benefits. The Policy pays death benefit proceeds to the Policy Beneficiary upon the Insured's death or pays a Cash Surrender Value to you if you Surrender the Policy. This flexibility allows you to provide for changing insurance needs within the confines of a single insurance Policy.

Some policy forms, features and/or riders described in this prospectus may be subject to state variations or may not be available in all states. See the STATE VARIATIONS section.

Premiums

You have flexibility under the Policy. Within certain limits, you can vary the amount and timing of premium payments, change the death benefit, and transfer amounts among the Investment Options. We reserve the right to limit the amount and frequency of premium payments. We will not issue a Policy to an Insured older than age 80 on the Insured's birthday nearest the Policy Date. We will not accept that portion of a premium payment which affects the tax qualifications of this Policy as described in Section 7702 of the Internal Revenue Code, as amended. This excess amount will be returned to you. Payment of insufficient premiums may result in a lapse of the Policy.

Ameritas Advisor ClearEdge VUL	6

You may allocate all or a part of your premiums among the Separate Account Subaccount variable Investment Options or the Fixed Account fixed interest rate option. Subaccount variable Investment Options are in turn invested in corresponding underlying portfolio companies. Fixed Account allocations are invested in our General Account and we guarantee a fixed rate of interest. More information regarding the Fixed Account can be found in section THE FIXED ACCOUNT FIXED INTEREST RATE OPTION. More detail concerning each portfolio company can be found in APPENDIX A.

POLICY FEATURES

Death Benefit

Your Account Value and death benefit will go up or down as a result of the investment experience of your Policy. You may choose from three types of death benefit options. You may change from one death benefit type to another, subject to limitations, and charges may apply. However, death benefit option C is available at issue only. The amount we pay depends on whether you have chosen death benefit Option A, death benefit Option B, or death benefit Option C:

  Option A: The death benefit is the greater of the Policy's Specified Amount of insurance coverage or the Account Value multiplied by the Corridor Factor on the date of the Insured's death. The amount of this death benefit does not change over time, unless the death benefit is being driven by the Corridor Factor or you take any action that changes the Policy's Specified Amount.

  Option B: The death benefit is the greater of the Specified Amount of insurance coverage plus the Account Value or the Account Value multiplied by the Corridor Factor on the date of the Insured's death. Under this option, the amount of death benefit generally changes from day to day, because many factors (including portfolio investment performance, charges and expenses, premium payments and withdrawals) affect your Account Value.

  Option C: The death benefit is the greater of the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; or the Account Value multiplied by the Corridor Factor. If you select Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

Death benefit proceeds are reduced by any Policy Loan Balance, Lien Balance, and any Monthly Deductions due but unpaid at death.

Surrenders and Withdrawals

You can Surrender the Policy in full at any time for its Cash Surrender Value, or, within limits, withdraw part of the Account Value. Applicable charges are shown in the FEE TABLE. Restrictions include that we may defer payments from the Fixed Account for up to six months.

Loans

You may borrow a limited amount of Account Value. There is no minimum loan amount. Interest accrues on outstanding loan amounts. After the 5th Policy year, the maximum loan rate is lower than during the first 5 Policy Years.

Optional Features

The Policy offers additional insurance coverage and other benefits through optional features. Certain riders have costs associated with them. More detail concerning fees can be found in the FEE TABLE.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and Surrendering or making withdrawals from the Policy. Please refer to your Policy Specifications Page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Policy, pay a premium, Surrender or make withdrawals from the Policy, or transfer cash value between Investment Options.

TRANSACTION FEES
Charge	When Charge Is Deducted	Amount Deducted
MAXIMUM SALES CHARGE IMPOSED ON PREMIUMS (LOAD)*	When each premium is paid.	5.0%
PREMIUM TAXES**	Not taken as a separate deduction.**	None
MAXIMUM DEFERRED SALES CHARGE (LOAD)	None	None
OTHER SURRENDER FEES:
Partial Withdrawal Charge	Upon each withdrawal.	$50

Wire Transfer Fee (per wire)	As requested by Policy Owner	$14 (1)

TRANSFER FEES	First 15 transfers per year;	$0
	Each additional transfer.	$10
ILLUSTRATION FEE	First illustration request per year;	$0
	Each additional illustration request.	$50

*This premium charge is deducted from each premium payment as it is processed (except if it is a premium that is transferred from another Company policy). Premium taxes are paid from this charge.

** Premium Taxes are paid by the Company from the Maximum Sales Charge Imposed On Premiums (Load). See CHARGES section for more information.

(1)	This is a charge by us and is not a Policy charge.
Ameritas Advisor ClearEdge VUL	7

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including Subaccount portfolio company operating fees and expenses.

PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES
Charge	When Charge Is Deducted	Amount Deducted*
BASE POLICY CHARGE:
Cost of Insurance *	Monthly	(Rate is per $1,000 of the amount of the Net Amount
at Risk)*

Varies (1)
		Minimum Charge	$0.01/month
		Maximum Charge	$88.34/month
		Charge for Representative Insured (2)	$0.09/month

Annual Maintenance Fee	None	None

Mortality and Expense Risk Fees	Daily	Risk Charge (for mortality and expense risk equal to
% shown).
		Policy Years 1-15	0.90%/annually
		Policy Years 16+	0.30%/annually

Administrative Expenses	Monthly	Specified Amounts $100,00 - $249,999	$25/month
		Specified Amounts $250,000 - $499,999	$25/month
		Specified Amounts $500,000	$25/month

Monthly Specified Amount Charge	Monthly	Rates are per $1,000 of base Policy Specified Amount.
Level charge during the first 30 Policy years or the first
30 Policy years after an increase in base Policy
Specified Amount.

Varies (3)
Policy Year 2
		Minimum Charge	$0.10/month
		Maximum Charge	$0.68/month
		Charge for Representative Insured (2)	$0.13/month
OPTIONAL BENEFIT CHARGES:

Accelerated Death Benefit for Terminal Illness Rider	When Benefit Exercised (4)		$250

Children's Insurance Rider	Monthly	Rate is a per $1,000 of the rider benefit Amount.
$0.48
Varies (5)
Policy Year 2
		Minimum Charge	$0.48/month
		Maximum Charge	$0.48/month
		Charge for Representative Insured (5)	$0.48/month

Overloan Protection Benefit Endorsement	When Benefit Exercised	Calculated as a percentage times the Account Value.
3.5%

Waiver of Monthly Deduction Rider	Monthly	Rates are per $100 of the Monthly Deduction.

Varies (1)
		Minimum	$1.48/month
		Maximum	$17.28/month
		Charge for Representative Insured (6)	$2.34/month

Waiver of Specified Premium Rider	Monthly	Rate is per $100 of the monthly rider benefit amount.

Varies (1)
		Minimum	$0.74/month
		Maximum	$8.64/month
		Charge for Representative Insured (6)	$1.17/month

*The cost of insurance and several of the charges vary based on individual characteristics. The cost shown for these charges may not be representative of the charge you will pay. Ask for a Policy illustration or see your Policy for the charge applicable to you.

Ameritas Advisor ClearEdge VUL	8

Periodic Charges Table Footnotes:

(1)	Rate varies by Insured's, gender, rate class and Attained Age.
(2)	"Charge for Representative Insured" charges assume an Insured who is male, best rate class, age 35 when the Policy is issued, a Specified Amount of $1,000,000, and that the Policy is in its second Policy year.
(3)	Rate varies by Insured's gender, Issue Age, rate class, and the amount of time you have had your Policy.
(4)	This is an administrative fee that is charged when the Accelerated Death Benefit for Terminal Illness Rider is exercised.
(5)	The coverage amount is $25,000. "Charge for Representative Insured" assumes the rider benefit amount is $25,000.
(6)	"Charge for Representative Insured" charges assume an Insured who is male, best rate class, age 35 when the rider is issued, a base Policy Specified Amount of $1,000,000 and that the rider coverage is in its second year.

We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of our Company changes.

The next table describes interest rates charged on amounts borrowed from the Policy, net of 1.0% guaranteed annual credited interest rate or 3.0% current annual credited interest rate.

NET INTEREST CHARGED ON LOANS	When Deducted	Guaranteed	Current
		Maximum
LOAN ACCOUNT (effective annual rates)	Upon each Policy Anniversary
Net Loan Interest Rate During the First 5 Policy Years		3.0%	1.0%
Loan Interest Rate After the First 5 Policy Years		2.5%	0.0%

Portfolio Company Operating Expenses (for the year ended December 31, 2021, unless noted)

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies, before and after any waivers or reductions, that you may pay periodically during the time that you own the Policy. Actual fees and expenses for the underlying portfolios vary daily, so expenses for any given day may be greater or less than listed. A complete list of portfolio companies available under the Policy, including their annual expenses, may be found at the back of this document.

ANNUAL PORTFOLIO COMPANY EXPENSES Expenses that are deducted from portfolio company assets, including management fees, distribution and/or service (12b-1) fees, and other expenses	Minimum	Maximum
Before any Waivers and Reductions	0.10% (1)	1.01% (2)
After any Waivers and Reductions	0.10% (1)	0.97% (3)

(1) Vanguard® Total International Stock Market Index Portfolio

(2) MFS® Global Real Estate Portfolio, Initial Class and PIMCO CommodityRealReturn® Strategy Portfolio, Institutional Class

(3) Columbia Variable Portfolio – Small Cap Value Fund, Class 1

PRINCIPAL RISKS OF INVESTING IN THE POLICY

Not a Short-Term Investment

The Policy is unsuitable for short-term savings or short-term life insurance needs and is subject to investment risk, including the loss of principal. This Policy is not considered a short-term investment because of the possibility of a tax penalty at the time of Surrender. Funds allocated to the Fixed Account are subject to the claims paying ability of the Company. You should evaluate the Policy's long-term investment potential and risks before purchasing a Policy. You should purchase a Policy only if you have the financial capability and the intent to keep the Policy in force for a substantial period of time.

Portfolio Company Risk of Loss

Your Account Value (and in some circumstances your death benefit) will fluctuate with changes in interest rates and performance of the underlying portfolios. You assume the risk that your Account Value may decline or not perform to your expectations. Each underlying portfolio has various investment risks and some have greater risks than others.

There is no assurance that any underlying portfolio will meet its objectives. Prospectuses for Investment Options are available at our website, ameritasdirect.com/prospectuses or by calling 800-255-9678.

Fixed Account Risks

The Fixed Account is part of the General Account of Ameritas Life Insurance Corp. The obligations of the General Account are subject to the claims of our creditors, the financial strength and the claims paying ability of the Company. The General Account is not a bank account and it is not insured by the FDIC or any other government agency.

Insurance Company Risks

Ameritas Life has sole legal responsibility to pay amounts that are owed under the Policy. You should look to the financial strength of Ameritas Life for its claims-paying ability. We are also exposed to risks related to natural and human-made disasters or other events, including (but not limited to) earthquakes, fires, floods, storms, epidemics and pandemics (such as COVID-19), terrorist acts, civil unrest, malicious acts and/or other events that could adversely affect our ability to conduct business. The risks from such events are common to all insurers. To mitigate such risks, we have business

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continuity plans in place that include remote workforces, remote system and telecommunication accessibility, and other plans to ensure availability of critical resources and business continuity during an event. Such events can also have an adverse impact on financial markets, U.S. and global economies, service providers, and Fund performance for the portfolios available through your Policy. There can be no assurance that we, the Funds, or our service providers will avoid such adverse impacts due to such event and some events may be beyond control and cannot be fully mitigated or foreseen.

Surrender Risks

The Policy is designed to provide lifetime insurance protection. Depending on the Account Value at the time you are considering Surrender, there may be little or no Cash Surrender Value payable to you. Surrender of a Policy while a loan is outstanding could result in significant tax consequences. Following a full Surrender, all your rights in the Policy end, and the Policy may not be reinstated.

Partial Withdrawal Risks

Upon a partial withdrawal from your Policy, we will deduct a Partial Withdrawal Charge. This fee will be deducted from the Investment Options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the Investment Options you elect) or you have not given such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account. Partial withdrawals may reduce the amount of the Death Benefit. Taxes and tax penalties may apply.

Lapse Risks

If the Cash Surrender Value is not sufficient to pay charges when due, your Policy can terminate, or "lapse." This can happen if you have not paid enough premiums or if the Investment Options you selected experienced poor performance or because of a combination of both factors. This can happen even if you pay the Planned Periodic Premiums. You will be given a "grace period" within which to make additional premium payments to keep the Policy from lapsing. If your Policy lapses, your insurance coverage will terminate; you may be given the opportunity to reinstate the Policy by making the required premium payments and satisfying certain other conditions.

Since partial withdrawals reduce your Account Value, partial withdrawals increase the risk of lapse. A Policy Loan also increases the risk of lapse.

Loan Risks

A Policy Loan, whether or not repaid, will affect the Cash Surrender Value of your Policy over time. We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The Loan Account does not participate in the investment experience of the Investment Options or receive any higher current interest rate credited to the Fixed Account.

The larger a Policy Loan Balance becomes relative to the Policy's Cash Surrender Value, the greater the risk that the Policy's Cash Surrender Value will not be sufficient to support the Policy's charges and expenses, including any loan interest due, and the greater the risk of the Policy lapsing. Any loan interest payable on a Policy Anniversary that you do not pay will become part of the outstanding Policy Loan principal and will also accrue interest.

Further, the death benefit is reduced by the amount of any outstanding loan and accrued loan interest.

Your Policy may lapse if your outstanding loan and accrued loan interest reduce the Cash Surrender Value to zero. There is a tax risk associated with outstanding debt. If you Surrender your Policy or your Policy lapses while there is an outstanding loan, there will generally be Federal income tax payable on the amount by which loans and partial withdrawals exceed the premiums paid. Since loans reduce your Policy’s Cash Surrender Value, any remaining Cash Surrender Value may be insufficient to pay the income tax due and may cause the need for additional premium to keep your Policy in force.

Limitations on Access to Cash Value

There is no minimum loan amount. We limit partial withdrawals to a minimum of $100 and a maximum such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months. Loans may only be taken if your Cash Surrender Value; less loan interest on the Policy Loan including the requested loan to the next Policy Anniversary; less the sum of the next three Monthly Deductions, is sufficient to keep your Policy in force. We may defer making a loan for up to six months unless the loan is to pay premiums to us. We can postpone payments or any transfers out of a Subaccount if (i) the New York Stock Exchange (NYSE) is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC; (iv) or the SEC permits delay for the protection of security holders. We may defer payments of a full or partial Surrender from the Fixed Account for up to six months from the date we received your Written Notice requesting the Surrender and receive approval from the department of insurance of the State where the Policy is delivered. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

Transfer Risks

There is a risk that you will not be able to transfer your Account Value from one Investment Option to another because of limits on the dollar amount or frequency of transfers you can make which the portfolio companies impose. We are required to restrict or prohibit transfer by Policy Owners identified as having engaged in transactions that violate fund trading policies. You should read each portfolio company's prospectus for further details. Limitations on transfers out of the Fixed Account are more restrictive than those that apply to transfers out of the Subaccounts.

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To discourage disruptive frequent trading activity, we impose restrictions on transfers (See the Disruptive Trading Procedures section) and reserve the right to change, suspend or terminate telephone, facsimile and Internet transaction privileges (See the Transfers section). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain Subaccounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so. Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Potential for Increased Charges

The actual charges deducted are current charges on your Policy. However, we have the right to increase those charges at any time up to the guaranteed maximum charges as stated in your Policy.

Market Timing Risks

Investments in variable life insurance products can be a prime target for abusive transfer activity because these products value their Subaccounts on a daily basis and allow transfers among Subaccounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of Subaccounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in a Subaccount can be harmed by frequent transfer activity since such activity may expose the Investment Option's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager’s ability to effectively manage the portfolio’s investments in accordance with the portfolio’s investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

Tax Risks

We believe the Policy qualifies as a life insurance contract for Federal tax purposes; so that death benefits for individually owned life insurance generally are not subject to income tax, and you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy. Other federal and state taxes may apply. In general, you will be taxed on the amount of a distribution if it exceeds the investment in the Policy (premiums paid). Any taxable distributions are treated as ordinary income (rather than as capital gains) for tax purposes.

In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code (the "Code"), your Policy must comply with certain requirements of the Code. We will monitor your Policy for compliance with these requirements, but a Policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your Policy for the period of disqualification and all subsequent periods. Tax consequences of Ownership or receipt of Policy proceeds under federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each Owner or Beneficiary. There can also be unfavorable tax consequences on such things as the change of Policy Ownership or assignment of Ownership interests. Limits on premium payments and Treasury Department rules could also impact whether the Policy will qualify for the benefits extended to life insurance under the Code. There is no certainty that the expected benefits of life insurance, relative to other financial or investment products, will always continue to exist. We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Buying a Policy might not be advisable if it is just replacing existing life insurance. You may wish to consult with your financial or insurance adviser.

Cybersecurity Risk

We are at risk for cyber security failures or breaches of our information and processing systems and the systems of our business partners that could have negative impacts on you. These impacts include, but are not limited to, potential financial losses under your Policy, your inability to conduct transactions under your Policy, our inability to calculate your Policy’s values, and the disclosure of your personal or confidential information. For more information about these cyber security risks, see the Statement of Additional Information.

Restrictions on Financial Transactions

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a premium payment and/or block or “freeze” your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, Surrenders, loans or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We also may be required to provide additional information about you or your Policy to government regulators.

Other Matters

Pandemics and their related major public health issues have a major impact on the global economy and financial markets. Governmental and non-governmental organizations may not effectively combat the spread and severity of such a pandemic, increasing its harm to Ameritas Life. Any of these events could materially adversely affect the Company’s operations, business, financial results, or financial condition.

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THE COMPANY

The Ameritas Advisor ClearEdge VUL Policy is offered and issued by Ameritas Life Insurance Corp. (the "Depositor"), 5900 "O" Street, Lincoln, Nebraska 68510.

THE SEPARATE ACCOUNT

The Registrant is Ameritas Life Insurance Corp. Separate Account LLVL (the "Registrant"). The Separate Account (Ameritas Life Insurance Corp. Separate Account LLVL) is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or Ameritas Life. Under Nebraska law, income, gains, and losses credited to or charged against, the Registrant reflect the Registrant's own investment experience and not the investment experience of the Depositor's other assets. The assets of the Registrant may not be used to pay any liabilities of the Depositor other than those arising from the Policies. The Depositor is obligated to pay all amounts promised to investors under the Policies. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable Investment Options' underlying portfolios. We do not make any representations about their future performance.

The Separate Account provides you with variable Investment Options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Account Value of your Policy depends directly on the investment performance of the portfolios that you select.

PORTFOLIO COMPANIES

The Policy allows you to choose from a wide array of Investment Options – each chosen for its potential to meet specific investment objectives.

You may allocate all or a part of your premiums among the Separate Account variable Investment Options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%.

Information regarding each Portfolio Company, including its (i) its name; (ii) it's objective; (iii) investment adviser and any sub-investment advisers; (iv) current expenses; and (v) performance is found in APPENDIX A. Each Portfolio Company has issued a prospectus that contains more detailed information about the Portfolio Company. You may obtain paper copies of the prospectuses at no cost by calling our Service Center at 800-255-9678 or by sending an email request to ALICTD@ameritas.com.

You may also view the prospectuses on our website at ameritasdirect.com/prospectuses.

The value of your Policy will increase or decrease based on the investment performance of the variable Investment Options you choose. The investment results of each variable Investment Option are likely to differ significantly and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which Investment Options best suit your long-term investment objectives and risk tolerance.

You bear the risk that the variable Investment Options you select may fail to meet their objectives,

that they could decrease in value, and that you could lose principal.

There is no assurance the investment objectives will be met. An investment in money market funds is neither insured nor guaranteed by the U.S. Government. There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share.

Each Subaccount's underlying portfolio operates as a separate variable Investment Option, and the income or losses of one generally has no effect on the investment performance of any other. Restrictions and other material information related to an investment in the variable Investment Option are contained in the prospectuses for each of the underlying portfolios.

The underlying portfolios in the Separate Account are NOT publicly traded mutual funds and are NOT the same as other publicly traded mutual funds with very similar names. The portfolios are only available as separate account Investment Options in life insurance or variable annuity policies issued by insurance companies, or through participation in certain qualified pension or retirement plans.

Even if the Investment Options and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that may be managed by the same investment adviser, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.

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VOTING RIGHTS

As a Policy Owner, you may have voting rights in the portfolios whose shares underlie the Subaccounts in which you invest. You will receive proxy material, and have access to reports, and other materials relating to each underlying portfolio in which you have voting rights. If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote those shares in the same proportions as we vote the shares for which we have received instructions from other Policy Owners. We will vote shares that we hold in the same proportions as we vote the shares for which we receive instructions from other Policy Owners. It is possible that a small number of Policy Owners can determine the outcome of a voting proposal. The underlying portfolios may not hold routine annual shareholder meetings.

THE FIXED ACCOUNT FIXED INTEREST RATE OPTION

There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 1.0% per year, compounded annually. We may declare a higher current interest rate. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. You may obtain the current declared interest rate for the Fixed Account at no cost by calling 800-255-9678 or by sending an email request to ALICTD@ameritas.com.

All amounts allocated to the Fixed Account become assets of our General Account and are subject to the Company's claims paying ability. You should look solely to the financial strength of the Company for its claims-paying ability. Funds invested in the Fixed Account have not been registered and are not required to be registered under the Securities Act of 1933. The Fixed Account is not required to register as an investment company under the Investment Company Act of 1940 and is not registered as an investment company under the Investment Company Act of 1940. The Fixed Account is subject to generally applicable provisions of the Federal Securities laws regarding accuracy and completeness of disclosures.

We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. Refer to the Policy for additional details regarding the Fixed Account.

The value of the Fixed Account, along with the value in the Separate Account variable Investment Options and the Loan Account, constitute the total Account Value. Unlike value in the Separate Account variable Investment Options, there are no Mortality and Expense Risk Fees deducted from the Fixed Account. Transfers and Systematic Transfer Programs may be limited to the terms defined in the TRANSFERS and SYSTEMATIC TRANSFER PROGRAMS sections under the GENERAL DESCRIPTION OF THE POLICY. Decreases in the Fixed Account value, because they affect Account Value, could result in reductions in the amount of benefit, or lead to lapse of the Policy and riders. Additional information regarding how the value of the Fixed Account is calculated may be found in the ACCOUNT VALUE section under PREMIUMS.

CHARGES

The following repeats and adds to information provided in the FEE TABLE section where the amount of each charge is shown. Please review both prospectus sections, and the Policy, for information on charges. For those Policies issued on a unisex basis in certain cases, gender-distinct rates do not apply. Certain charges expressly permit you to designate the Investment Options from which the charge is to be deducted. If there are insufficient funds in such a designated Investment Option, and for all other charges deducted from total Account Value, charges are deducted Pro-Rata from your selected Subaccount and Fixed Account Investment Options. Any current charge that is less than the applicable maximum may be increased subject to the guaranteed maximum charge.

Transaction FEES

Maximum Sales Charge Imposed On Premiums (Load)

The premium charge is deducted from each premium payment as it is processed (except if it is a premium that is transferred from another Company policy). The current amount of this charge is 2.0% and the maximum charge is 5.0%. This charge is subtracted from the premium received before the funds are applied to the selected investment options. Premium taxes are paid by the Company from this charge. The amount added to the selected investment options is referred to as the Net Premium.

Premium Taxes

Premium taxes are not a separate charge to you; they are paid by the Company from the Maximum Sales Charge Imposed on Premiums (Load).

Maximum Deferred Sales Charge (Load)

This Policy has no Maximum Deferred Sales Charge (Load).

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Other Surrender Fees

Partial Withdrawal Charge

Upon a partial withdrawal from your Policy, we may assess a partial withdrawal charge. This fee will be deducted from the Investment Options and in the same allocation as your partial withdrawal allocation instruction; if that is not possible (due to insufficient value in one of the Investment Options you elect) or you have not given such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account. This helps cover our administrative costs for withdrawals from your Policy. Taxes and tax penalties may apply. The guaranteed maximum Partial Withdrawal Charge is $50.

Wire Transfer Fee

We charge a $14 wire transfer fee if you request a wire transfer when requesting a loan, partial withdrawal, or Surrender. The fee is deducted from the gross amount of the loan, partial withdrawal, or Surrender. This is a charge that we make and is not a Policy charge.

Transfer Fees

We may charge a transfer fee for any transfer in excess of 15 transfers per Policy year. This fee may be deducted only from Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct this fee on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.

Illustration Fee

You may annually request, without charge, an illustration from us. Currently, there is no charge for additional illustrations. However, we reserve the right to charge the maximum fee of $50 for additional illustrations requested in the same Policy year.

PERIODIC CHARGES OTHER THAN ANNUAL PORTFOLIO COMPANY CHARGES

The following charges are deducted from Account Value on each Policy Monthly Date unless otherwise specified.

Base Policy Charge

Cost of Insurance Charge

The cost of insurance rate per $1,000 of Net Amount at Risk cannot exceed the guaranteed cost of insurance rate that is set forth in the Policy. The maximum cost of insurance each month can be determined by using the guaranteed cost of insurance rate in the formula for cost of insurance, below.

The cost of insurance charge is for providing insurance protection under the Policy. Because the cost of insurance charge depends upon several variables, the cost for each Policy can vary from month to month. The cost of insurance rate for the Specified Amount of insurance coverage varies by the Insured's gender, Issue Age, rate class, Specified Amount and the length of time the Policy has been in force. The cost of insurance rate for an increase in Specified Amount varies by the Insured's gender, age and rate class at the time of the increase, Specified Amount and the length of time the Policy has been in force since the increase. We may use current cost of insurance rates less than those shown in the Policy, and reserve the right to change them so long as they do not exceed the maximum rates shown in the Policy. Changes will apply equally to similarly situated Policy Owners and be based on changes in future expectations of factors such as investment earnings, mortality, persistency, and expenses. We expect a profit from this charge. Ask for a Policy illustration or see your Policy for the charge(s) applicable to you.

The Cost of Insurance each month equals:

▪	The Net Amount at Risk for the month; multiplied by
▪	The cost of insurance rate per $1,000 of Net Amount at Risk; divided by
▪	$1,000.

The Net Amount at Risk in any month equals:

▪	The death benefit on the Policy Monthly Date; minus
▪	The Account Value on the Policy Monthly Date after deducting the charge for any optional features selected and the administrative charges but not the cost of insurance charge.

Mortality and Expense Risk Fees

The Mortality and Expense Risk Fees are for the mortality risks we assume – that Insureds may live for shorter or longer periods of time than we estimate, and also compensates us for the Policy expense risks we assume. If this charge exceeds our actual costs to cover these risks, the excess goes to our General Account. Conversely, if this charge is not enough, we bear the additional expense, not you. See the FEE TABLE for the maximum charge. The current charge is 0.50% in years 1 through 15 and 0.10% thereafter. This charge is applied daily to Separate Account assets in determining the daily Accumulation Unit value of each Subaccount. We expect a profit from this charge.

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Administrative Expenses

The administrative expense charge is deducted on each Monthly Date to partially compensate us for our costs in issuing and administering the Policy and operating the Separate Account. See the Fee Table for the maximum charge. The current annual charges are as follows. We do not anticipate making a profit from these charges.

Specified Amounts $100,000 - $249,999	= $300
Specified Amounts $250,000 - $499,999	= $240
Specified Amounts $500,000 +	= $150

Monthly Specified Amount Charge

For certain rate classes and Issue Ages, the maximum cost of insurance rates and other Policy charges are insufficient to cover our costs in issuing and administering the Policy, operating the Separate Account, and providing the benefits under the Policy. The Specified Amount charge partially compensates us for these costs. We do anticipate making a profit from this charge. The maximum monthly Specified Amount charge, if any, is shown on your Policy schedule. Any increase in Specified Amount will result in an additional monthly Specified Amount charge unless the applicable rate at the time of the increase is zero.

Optional Benefit Charges

The cost for any optional features you select (sometimes called Policy "Riders") is also deducted monthly from Account Value. See the FEE TABLE for information about the costs of these features, and refer to OTHER BENEFITS UNDER THE POLICY for descriptions of these features. Optional features may not be available in all states.

DISTRIBUTION COMPENSATION

We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy year, as well as up to 1% of target premium in Policy years 2 – 10, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement.

Policy LOAN

If you borrow from your Cash Surrender Value, interest accrues on outstanding loan amounts. After five Policy years, a lower interest rate may be available for your Policy Loan. See the POLICY LOANS section for more information on applicable interest rates.

Portfolio Company Charges

Each Subaccount's underlying portfolio has investment advisory expenses. These expenses, as of the end of each portfolio's last fiscal year, are stated in this prospectus' FEE TABLE and described in more detail in each fund's prospectus. A portfolio's charges and expenses are not deducted from your Account Value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These charges and expenses help to pay the portfolio's investment adviser and operating expenses.

GENERAL DESCRIPTION OF THE POLICY

THE PARTIES

Insured

The Insured is the person upon whose life this Policy is issued. This individual's personal information determines the cost of the life insurance coverage. The Owner also may be the Insured.

Owner

The Owner (also referred to as Policy Owner) is the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy. If the Policy has been absolutely assigned, the assignee is the Owner. A collateral assignee is not the Owner.

Beneficiary

The Beneficiary will receive the death benefit proceeds when the Insured dies. You name the primary Beneficiary and any contingent beneficiaries in your application. If no primary Beneficiary is living when the Insured dies, we will pay to the contingent Beneficiary. If no contingent Beneficiary is living when the Insured dies, we will pay you or your estate. Unless otherwise provided, if any Beneficiary dies within 30 days after the Insured dies as the result of a common disaster, we will pay the death benefit proceeds as if that Beneficiary died first.

Unless your Beneficiary designation provides otherwise, we will follow these rules:

▪	We will pay equal shares when more than one Beneficiary of the same class is to share the funds.
▪	No revocable Beneficiary has rights in this Policy until the Insured dies.
▪	An irrevocable Beneficiary cannot be changed without his or her consent.
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▪	The interest of any Beneficiary is subject to the rights of any assignee shown on our records.
▪	When beneficiaries are not shown by name (such as "children"), we may find who they are from sworn statements and not wait for court records.

You may change your Beneficiary at any time while the Insured is living by sending Written Notice to us. Unless you specify otherwise, the change will take effect on the date the Written Notice was signed by you. We will not be liable for any payments we make or actions we take prior to receipt of this Written Notice.

Minor Owner or Beneficiary

Generally, a minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy Beneficiary. In most states parental status does not automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named Beneficiary, we may be able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some States allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to claim proceeds on behalf of the minor; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

State Variations

Certain features of your Policy may be different than the features described in the prospectus if your Policy is issued in the state or district described below. Further variations may arise; the variations are subject to change without notice.

California.

Requires a special Policy Cover for seniors age 60 and over with a 30 day free look period.

Florida.

Reduced Paid-Up Life Insurance: Exchange for a reduced paid-up Policy is available.

Reinstatement: The policy may be put back in force by Written Notice within three years.

Accelerated Death Benefit Terminal Illness Rider: Administrative Fee is $100.

North Dakota.

Policy Right to Examine Provision: 20 day free look.

Allocating Premium

You may allocate your premiums among the variable Investment Options (the Subaccounts) and the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation instructions.

▪	Allocations must be in whole percentages, and total 100%.

▪	You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive Written Notice or authorized telephone transaction.

▪	All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy’s Right to Examine Transfer Date.

Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest your Account Value, which will include investment performance results, in the Investment Options pursuant to your application allocation instructions. If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Loan Balance and partial withdrawals.

Until your Policy is issued, premium payments received by us are held in our General Account and are credited with interest at a rate we determine.

TELEPHONE TRANSACTIONS

Telephone Transactions Permitted

▪	Transfers among Investment Options.
▪	Establish systematic transfer programs.
▪	Change premium allocations.

How to Authorize Telephone Transactions

▪	Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

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Telephone Transaction Rules

▪	Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
▪	Calls will be recorded for your protection.
▪	For security, you or your authorized designee must provide your Social Security number and/or other identification information.
▪	May be discontinued at any time as to some or all Owners.

We are not liable for following telephone transaction instructions we reasonably believe to be genuine.

TRANSFERS

The Policy is designed for long-term investment. Excessive transfers such as those triggered by market timing services or other large or frequent transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. In addition to the right of each Portfolio to impose redemption fees on short-term trading, we reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy Owners would otherwise potentially be adversely affected.

We consider any transfer of money out of a Subaccount within 60 days of a purchase to be evidence of possible market timing. We will not execute such a trade until we provide the underlying portfolio’s investment adviser with information about it for an opportunity to evaluate the transfer pursuant to the investment adviser's own standards, as stated in the Subaccount's underlying portfolio prospectus. Ultimately the portfolio's investment adviser has the authority to make the determination whether or not to accept a transfer.

Subject to restrictions during the Right to Examine Transfer Date, you may transfer Account Value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:

Transfer Rules:

▪	A transfer is any single request to move assets between one or more Investment Options.
▪	We must receive notice of the transfer request by either Written Notice, an authorized telephone transaction, or by Internet when available. Our Trading Unit facsimile number is 402-467-7923. Transfers will be processed on the Business Day they are received by our Trading Unit if received before close of the New York Stock Exchange (usually 3:00 p.m. Central Time). You must be available to receive a confirmation telephone call for any faxed transfer requests sent to us, or your trade may not be processed until it is confirmed.
▪	The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. If the Account Value remaining in a Subaccount after a transfer will be less than $100, we will include that Account Value in the amount transferred. Information regarding Dollar Cost Averaging, Portfolio Rebalancing, and Earnings Sweep systematic transfer programs is available under the SYSTEMATIC TRANSFER PROGRAMS section.
•	If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
•	The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer amounts.
▪	The first 15 transfers each Policy year are free. Thereafter, transfers may result in a $10 charge for each transfer. See the CHARGES section of this prospectus for information about this charge. This fee is deducted on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account; it is not subtracted from the amount of the transfer. Transfers under any systematic transfer program do count toward the 15 free transfers limit.
▪	A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
•	may be made only once each Policy year;
•	may be delayed up to six months;
•	is limited during any Policy year to the greatest of:
o	25% of the Account Value in the Fixed Account on the date of the transfer;
o	the greatest amount of any Fixed Account transfer that occurred during the previous 13 months; and,
o	$1,000.
▪	We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time. We and the investment advisers consider market timing strategies, programmed transfers or transfers that are large in relation to the total assets of an Investment Option's underlying portfolio as disruptive. We may react to disruptive transfers by, among other things, restricting the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer service. We may also refuse to act on transfer instructions of an agent acting under a power of attorney or otherwise who is acting on behalf of one or more Owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.
▪	If the Account Value in any Subaccount falls below $100, we may transfer the remaining balance, without charge, to a money market subaccount. We will notify you when such a transfer occurs. You may, within 60 days of the date of our notice, reallocate the amount transferred, without charge, to another Investment Option.

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▪	In the event you authorize telephone or Internet transfers, we are not liable for telephone or Internet instructions that we in good faith believe you authorized. We will employ reasonable procedures to confirm that instructions are genuine.

Omnibus Orders

Purchase and redemption orders received by the portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the portfolios to apply their respective disruptive trading policies and procedures. We cannot guarantee that the portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of portfolio shares, as well as the owners of all variable life insurance or variable annuity contracts, including ours, whose variable Investment Options correspond to the affected portfolios. In addition, if a portfolio believes that an omnibus order that we submit may reflect one or more transfer requests from Owners engaged in disruptive trading, the portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Time Period for Special Transfer

At any time within 24 months of the Policy Date, you may request a transfer of the entire Account Value in the Subaccounts to the Fixed Account without incurring a transfer charge.

THIRD-PARTY SERVICES

Where permitted and subject to our rules (including those Transfer Rules above regarding rejection of a transfer request), we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice on a form provided by us. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that charges charged by such third parties for their service are separate from and in addition to charges paid under the Policy.

Third Party Traders

We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of multiple Policy Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we may, among other things:

▪	reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or
▪	reject the transfer or exchange instructions of individual Policy Owners who have executed transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner.

We will notify affected Policy Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, or earnings sweep program are not subject to these rules. See the sections of the prospectus describing those programs for the rules of each program.

SYSTEMATIC TRANSFER PROGRAMS

Transfers under any systematic transfer program do count toward the 15 free transfer limit. We reserve the right to alter or terminate any systematic transfer program upon thirty days advance Written Notice. Only one systematic transfer program may be utilized at a time.

Dollar Cost Averaging Program

Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time. Dollar Cost Averaging is intended to limit loss by resulting in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Account Value, protect against a loss, or otherwise achieve your investment goals.

Dollar Cost Averaging Rules:

▪	There is no additional charge for the Dollar Cost Averaging program.
▪	We must receive notice of your election and any changed instruction – either Written Notice or by telephone transaction instruction.
▪	Automatic transfers can only occur monthly.
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▪	The minimum transfer amount out of the Money Market Subaccount or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
▪	Dollar Cost Averaging program transfers cannot begin before the end of a Policy's Right to Examine Transfer Date.
▪	You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Monthly Date following the Right to Examine Transfer Date.
▪	You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Money Market Subaccount or the Fixed Account is less than $100.
▪	Dollar Cost Averaging is not available when the Portfolio Rebalancing Program is elected.

Portfolio Rebalancing Program

The Portfolio Rebalancing program allows you to rebalance your Account Value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

Portfolio Rebalancing Program Rules:

▪	There is no additional charge for the Portfolio Rebalancing program.
▪	The Fixed Account can be included or excluded from this program.
▪	You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
▪	You may have rebalancing occur quarterly, semi-annually or annually.
▪	Portfolio Rebalancing is not available when the Dollar Cost Averaging Program is elected.

Earnings Sweep Program

The Earnings Sweep program allows you to rebalance your Account Value by automatically allocating earnings from your Subaccounts among designated Investment Options (Subaccounts or the Fixed Account) either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program instructions at any time. Any change will be effective when the next sweep occurs.

Earnings Sweep Program Rules:

▪	There is no additional charge for the Earnings Sweep program.
▪	The Fixed Account is included in this program.
▪	You must request the Earnings Sweep program, give us your allocation instructions, or request to end this program either by Written Notice or by telephone transaction instruction.
▪	You may have your earnings sweep quarterly, semi-annually or annually.

GENERAL ACCOUNT

The General Account includes all of our assets except those assets segregated in separate accounts. We have sole discretion to invest the assets of the General Account, subject to applicable law. Until your Policy is issued, any premium payments we receive are held in our General Account. Obligations under the Policy that are funded by Ameritas Life's General Account include the Fixed Account, the Loan Account, and fixed payments including death benefit proceeds. These obligations of the General Account are subject to the claims of our creditors and the claims paying ability and financial strength of the Company. It is not a bank account and it is not insured by the FDIC or any other government agency.

POLICY OR REGISTRANT CHANGES

Policy Changes

We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Internal Revenue Code and continues to provide the tax benefits of such qualification.

Adding, Deleting, or Substituting Variable Investment Options

We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available.

We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount's underlying portfolio and substitute shares of another series fund portfolio if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change. In all of these situations, we will receive any necessary SEC and state approval before making any such change.

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Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts. Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts. Subaccounts may be closed to new or subsequent transfers or allocations. We will receive any necessary SEC and state approval before making any of these changes.

We will notify you of any changes to the variable Investment Options.

Resolving Material Conflicts – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts. We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products. However, there is a possibility that a material conflict of interest may arise between Policy Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios. Shares of some of the portfolios also may be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code. As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans. In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying Investment Option of the Separate Account. The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts. See the accompanying prospectuses of the portfolios for more information. (Also see the TRANSFERS section, Omnibus Orders.)

Disruptive Trading Procedures

Organizations or individuals that use market timing investment strategies and make frequent or other disruptive transfers should not purchase the Policy, unless such transfers are limited to Subaccounts whose underlying portfolio prospectuses specifically permit such transfers.

The Policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading, programmed transfers, or transfers that are large in relation to the total assets of a Subaccount’s underlying portfolio can disrupt management of a Subaccount’s underlying portfolio and raise expenses. This in turn can hurt the performance of an affected Subaccount and therefore hurt your Policy’s performance. The risks and harmful effects of disruptive trading include:

▪	dilution of the interests of long-term investors in a separate account if market timers manage to transfer into a portfolio at prices that are below the true value or to transfer out of the portfolio at prices that are above the true value of the portfolio's investments (some market timers attempt to do this through methods known as "time-zone arbitrage" and "liquidity arbitrage");
▪	reduced investment performance due to adverse effects on portfolio management by:
•	impeding a portfolio investment adviser's ability to sustain an investment objective;
•	causing the portfolio to maintain a higher level of cash than would otherwise be the case;
•	causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the portfolio; and
•	increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Policy owners invested in those separate accounts, not just those making the transfers.

Do not invest with us if you intend to conduct market timing or potentially disruptive trading.

Policy Owners should be aware that we are contractually obligated to provide, at the portfolio investment adviser's request, Policy Owner transaction data relating to trading activities, including tax identification numbers and other identifying information contained in our records to assist in identifying any pattern or frequency of Subaccount transfers that may violate the portfolio's trading policies. We are obligated to follow each portfolio investment adviser's instructions regarding enforcement of their trading policy. On receipt of written instructions from a portfolio investment adviser, we will restrict or prohibit further purchases or transfers by Policy Owners identified as having engaged in transactions that violate the portfolio's trading policies. We are not authorized to grant exceptions to an underlying portfolio's trading policy. Please refer to each portfolio's prospectus for more information on its trading policies.

We reserve the right to reject or restrict, in our sole discretion, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions. We further reserve the right to impose restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Policy owners. Restrictions may include changing, suspending or terminating telephone, online and facsimile transfer privileges. We will enforce any Subaccount underlying portfolio investment adviser's restrictions imposed upon transfers considered by the portfolio investment adviser to be disruptive. Our disruptive trading procedures may vary from Subaccount to Subaccount, and may also vary due to differences in operational systems and contract provisions. However, any Subaccount restrictions will be uniformly applied; we do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these procedures.

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There is no assurance that the measures we take will be effective in preventing market timing or other excessive transfer activity. Our ability to detect and deter disruptive trading and to consistently apply our disruptive trading procedures may be limited by operational systems and technological limitations which may result in some Policy Owners being able to market time. Also, because other insurance companies and retirement plans may invest in Subaccount underlying portfolios, we cannot guarantee that Subaccount underlying portfolios will not suffer harm from disruptive trading within contracts issued by them.

Excessive Transfers

We reserve the right to restrict transfers if we determine you are engaging in a pattern of transfers that may disadvantage Policy Owners. In making this determination, we will consider, among other things:

▪	the total dollar amount being transferred;
▪	the number of transfers you make over a period of time;
▪	whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Subaccount underlying portfolios;
▪	whether your transfers are part of a group of transfers made by a third party on behalf of individual Policy Owners in the group; and
▪	the investment objectives and/or size of the Subaccount underlying portfolio.

PREMIUMS

POLICY APPLICATION AND ISSUANCE

Replacing an existing life insurance policy is not always your best choice. Evaluate any replacement carefully.

The Insured must not be older than age 80 on the Insured's birthday nearest to the Policy Date. The minimum initial Specified Amount of life insurance is $100,000. We may reduce the initial Specified Amount for Policies issued in connection with group or sponsored arrangements. See the Special Arrangements section, below, for details. To purchase a Policy, you must submit an application, at least the Initial Premium (see below), and provide evidence of the proposed Insured's insurability satisfactory to us. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject any application or premium. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

When you apply for your Policy, you will choose one of three death benefit options, which will be used to determine the death benefit.

Application in Good Order

All application questions must be answered, but particularly note these requirements:

▪	The Owner's and Insured's full name, Social Security number (tax identification number for a business or trust Owner), date of birth, and certain other required information must be included.
▪	Your premium allocations must be complete, be in whole percentages, and total 100%.
▪	Initial Premium requirements must be met (see below).
▪	Your signature and your representative's signature must be on the application.
▪	City, state and date the application was signed must be completed.
▪	You must provide all information required for us to underwrite your application (including health and medical information about the Insured, and other information we consider relevant).
▪	Please give us your e-mail address to facilitate receiving updated Policy information by electronic delivery.
▪	There may be forms in addition to the application required by law or regulation, especially when a replacement of other coverage is involved.
▪	Your representative must be both properly licensed and appointed with us.

Premium Requirements

Your premium checks should be made payable to "Ameritas Life Insurance Corp." We reserve the right to reject any premiums. We may postpone crediting payment of your initial premium made by personal check until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources.

Initial Premium

▪	At least the Monthly Deduction times the number of months between the Policy Date and the date the Policy is issued plus one month.

Additional Premiums

▪	Payment of additional premiums is flexible, but must be enough to cover Policy charges.
▪	If a premium increases the Net Amount at Risk, it is subject to evidence of the Insured's continued insurability and our underwriting requirements as to the amount of the increase.
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▪	Planned Periodic Premiums may be paid annually, semi-annually, quarterly, or monthly. You may change your Planned Periodic Premium, subject to our approval. Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, payment of your Planned Periodic Premiums does not guarantee that your Policy will remain in force. Your Policy can lapse even if you pay all Planned Periodic Premiums on time.
▪	If there is a Policy Loan, you should identify any payment intended to reduce a loan as a loan repayment; otherwise it will be treated as a premium and added to Account Value.
▪	We reserve the right to limit premiums or refund any values so the Policy qualifies as life insurance under the federal Internal Revenue Code.

ACCOUNT VALUE

On your Policy's Issue Date, Account Value equals your initial Net Premium (premium less the Percent of Premium Charge) less any Monthly Deduction since the Policy Date. On any Business Day thereafter, your total Account Value equals the sum of Account Value in the Separate Account variable Investment Options, the Fixed Account, and the Loan Account, plus any Net Premium received that Business Day, but not yet allocated.

Separate Account Value

Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Account Value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Accumulation Units held in the Subaccount. We will determine the value of the assets of each Subaccount at the close of trading on the New York Stock Exchange on each Business Day.

The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount on any Business Day equals the unit value of the Subaccount on the previous Business Day multiplied by the net investment factor for the Subaccount. The net investment factor for each Subaccount can be determined on any Business Day by using the following calculation:

▪	the net asset value per share of the Subaccount's underlying portfolio as of the end of the current Business Day, plus the per share amount of any dividend or capital gain distribution paid by that underlying portfolio since the previous Business Day, plus the per share amount of any taxes payable by the Separate Account; divided by
▪	the net asset value per share of the Subaccount's underlying portfolio as of the end of the previous Business Day, minus
▪	the daily risk charge.

Because the net investment factor may be greater than, less than, or equal to 1, unit values may increase or decrease from one Business Day to the next.

When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is equal to the dollar amount of the transaction divided by the Accumulation Unit value on that Business Day. Each transaction described below will increase or decrease your Accumulation Units.

The number of Accumulation Units in a Subaccount will increase when:

▪	Net Premiums are credited to it; or
▪	amounts are transferred to it from other Subaccounts, the Fixed Account, or the Loan Account.

The number of Accumulation Units in a Subaccount will decrease when:

▪	partial withdrawals (and any partial withdrawal charges) are taken from it;
▪	Advisory Fees, if applicable, are taken from it;
▪	Monthly Deductions are taken from it;
▪	transfer charges are taken from it; or
▪	amounts are transferred out of it into other Subaccounts, the Fixed Account, or the Loan Account.

Fixed Account Value

The Account Value of the Fixed Account on any Business Day equals:

▪	Net Premiums credited to the Fixed Account; plus
▪	any transfers from the Subaccounts or the Loan Account to the Fixed Account; plus
▪	interest credited to the Fixed Account; minus
▪	any partial withdrawal (and partial withdrawal charge) taken from the Fixed Account; minus
▪	any Advisory Fees, if applicable, taken from the Fixed Account; minus
▪	the Fixed Account's share of any Monthly Deductions from Account Value; minus
▪	any transfer charges taken from the Fixed Account; minus
▪	amounts transferred from the Fixed Account to the Subaccounts or the Loan Account.

Loan Account Value

The Account Value in the Loan Account on any Business Day equals:

▪	amounts transferred to the Loan Account from the Investment Options (the Subaccounts and the Fixed Account); plus
▪	interest credited to the Loan Account; minus
▪	amounts transferred from it into the Investment Options.

(Also see Defined Terms for the definition of "Policy Loan.")

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POLICY CHANGES

You may request to change your Specified Amount, death benefit option, or riders. Any change to your Policy is effective only if by Written Notice on a form acceptable to us, and then only when recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this prospectus' first two pages and last page.

When a Policy change is made, we will send you a revised Policy schedule that will show the updated coverage and any new charges.

A change of Owner may be made at any time by Written Notice. Unless you specify otherwise, the change will take effect on the date Written Notice is signed by you. Such change of Owner is subject to any action we take prior to the date we receive Written Notice when based on instructions we received from the Owner of record.

"Right to Examine" Period

You may cancel your Policy for a refund during your "right to examine" or "free look" period. This period expires 10 days after you receive your Policy (30 days after if it is a replacement for another policy), or 45 days after your application is signed, whichever is later. The "right to examine" period is longer in some states, ranging from 15 to 30 days. If you decide to cancel the Policy, you must return it by mail or delivery to the home office or to the Ameritas Life selling representative by the date the "right to examine" period expires. Your Policy will be void from the beginning. We will refund the premiums paid minus Policy Loan Balance and partial withdrawals, unless otherwise required by state law.

Prior to the Right to Examine Transfer Date, we will hold your initial Net Premium and any additional Net Premiums in the Money Market Subaccount. On the Right to Examine Transfer Date, we will invest your Account Value, which will include investment performance results, in the Investment Options pursuant to your application allocation instructions. If, by the Right to Examine Transfer Date, you decide to cancel your Policy, we will refund the premiums paid minus Policy Loan Balance and partial withdrawals.

Optional Features

Subject to certain requirements, one or more of the optional insurance benefits described in OTHER BENEFITS UNDER THE POLICY may be added to your Policy by rider. The cost of any optional insurance benefit will be deducted monthly from Account Value as stated in this prospectus' CHARGES section.

Nonparticipating

The Policy is nonparticipating. No dividends will be paid under the Policy.

Special Arrangements

Where permitted by state regulation, we may make Policies available through various special arrangements. We may reduce or waive the premium charge and/or the monthly administrative charge under Policies purchased by:

1.	our directors, officers, current or retired employees ("employees"), or agents, or affiliates thereof, or their spouses or dependents;
2.	directors, officers, employees, or agents of broker-dealers that have entered into selling agreements with Ameritas Investment Company, LLC ("AIC") relating to the Policies, or their spouses or dependents; or
3.	directors, officers, employees, or affiliates of the portfolios or investment advisers or sub-advisers or distributors thereof, or their spouses or dependents.

Any interested person can contact our Service Center concerning the availability of special arrangements. In addition, in the future, we may reduce or waive the premium charge if a Policy is purchased by the Owner of another policy we issued, and/or through transfer or exchange from a life insurance policy we issued, each in accordance with rules we establish and apply on a uniform basis. Reductions or waivers of the premium charge and the monthly administrative charge reflect the reduced sales and administrative effort associated with Policies sold to the Owners specified.

We may issue Policies to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals. An example of such an arrangement is a non-qualified deferred compensation plan. A "sponsored arrangement" includes but is not limited to a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis. The Policies may not be available in connection with group or sponsored arrangements in all states.

For Policies issued in connection with group or sponsored arrangements, we may reduce or waive one or more of the following charges: the premium charge; the monthly charge for the cost of insurance; rider charges; monthly administrative charges; daily risk charges (for mortality and expense risk); and/or the transfer charge. We may also reduce the minimum Specified Amount per Policy. In addition, the interest rate credited on amounts taken from the Subaccounts as a result of a loan may be increased for these Policies. We will waive or reduce these charges as described below and according to our rules in effect when the Policy application is approved.

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To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria, for example, size of the group, or number of years in existence. Generally, the sales contacts and effort, administrative costs, insurance cost, and mortality and expense risk per Policy may vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the Policies are purchased, and certain characteristics of its members (including underwriting-related factors that we determine result in lower anticipated expenses of providing insurance coverage, and/or lower mortality and expense risk, under Policies sold to members of the group or through the sponsored arrangement). The amount of any reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements, and/or the reduced anticipated cost of insurance or mortality and expense risk under such Policies. We may modify from time to time the amount or availability of any charge reduction or waiver, or the criteria for qualification.

Charge reductions or waivers will not be unfairly discriminatory against any person, including the affected Owners and all other owners of Policies funded by the Separate Account.

STANDARD DEATH BENEFITS

The principal purpose of the Policy is to provide a death benefit upon the Insured's death, but before then you may also borrow against the Policy's Cash Surrender Value, take a partial withdrawal, or fully Surrender it for its Cash Surrender Value. Tax penalties may apply to amounts taken out of your Policy. The Policy will terminate and all insurance will stop when the Insured dies.

DEATH BENEFIT

Upon the Insured's death, we will pay to the Policy Beneficiary:

▪	the death benefit on the Insured's life under the death benefit option in effect; plus
▪	any additional life insurance proceeds provided by any optional benefit or rider; minus
▪	any Policy Loan Balance; minus
▪	any Policy Lien Balance; minus
▪	any overdue Monthly Deductions, including the Monthly Deduction for the month of death.

We will pay the death benefit proceeds after we receive satisfactory proof that the Insured died while the Policy was in force and other proof that we may require in order to investigate the claim. We will pay the death benefit proceeds in a lump-sum payment to the Beneficiary. We will include interest from the Insured's date of death to the payment date. The rate of interest will be at least the amount required by law. Full payment of the death benefit proceeds discharges us from any and all claims.

Death Benefit Options

When you apply for your Policy, you will choose one of the three death benefit options, which will be used to determine the death benefit. Your Account Value and death benefit may vary based on the performance of the variable Investment Options you select. If we issue a Policy, insurance coverage will be effective as of the Policy Date.

Death Benefit Option A

Under Option A, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage; and
▪	the Account Value multiplied by the Corridor Factor.

Death Benefit Option B

Under Option B, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the Account Value; and
▪	the Account Value multiplied by the Corridor Factor.

Death Benefit Option C (available at issue only)

Under Option C, the death benefit is the greater of:

▪	the Specified Amount of insurance coverage plus the sum of premiums paid minus the sum of partial withdrawals taken; and
▪	the Account Value multiplied by the Corridor Factor.

If you select Option C and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

When you apply for your Policy, you will also choose one of two alternative tests to evaluate whether your Policy qualifies as a life insurance contract under the Internal Revenue Code. Once you have chosen a test for tax qualification, you cannot change it. If you choose the guideline premium test ("GPT"), total premium payments may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code. If you choose the cash value accumulation test ("CVAT"), the guideline premium limitations do not apply. The Corridor Factors are shown in the Policy schedule.

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Changes in Death Benefit Option

You select the death benefit option when you apply for the Policy. You also may change the death benefit option after the first Policy year, as discussed below.

Changes in Death Benefit Option Rules

▪	Your request for a change must be by Written Notice.
▪	You may not change from Death Benefit Option A or B to Death Benefit Option C.
▪	You can only change your Policy death benefit option once each Policy year. The change will be effective on the Monthly Date after we receive (or, if evidence of insurability is necessary, after we approve) your Written Notice.
▪	There is no fee to change your Policy death benefit option.
▪	Changing from Option B to Option A, or from Option C to Option A: The Specified Amount will not change, and the death benefit will be reduced to equal the Specified Amount.
▪	Changing from Option A to Option B, or from Option C to Option B: The Specified Amount will be adjusted so that the Net Amount at Risk is unchanged.
▪	The change is allowed only if the new Specified Amount of insurance meets the requirements stated in the Changes in Specified Amount section, below.

Changes in Specified Amount

The initial Specified Amount is set at the time we issue your Policy. The Specified Amount may change from time to time, as discussed below. A change in Specified Amount could have federal tax consequences (See the TAX MATTERS section).

On or after one year from the Policy Date, you may change the current Specified Amount of insurance coverage by Written Notice on a form provided by us, and subject to our approval.

INCREASE in Coverage Rules

▪	The minimum amount of an increase in Specified Amount of insurance coverage is $25,000.
▪	An increase of the Specified Amount will require evidence of insurability satisfactory to us and be subject to our underwriting limits in place at that time.
▪	Any increase of the Specified Amount will be subject to increased cost of insurance charges and monthly Specified Amount charges, based on the Insured's gender and the Issue Age and rate class for the increase. You will receive a revised Policy schedule stating the increased charges.

DECREASE in Coverage Rules

▪	The amount of any decrease may be no less than $1,000.
▪	Any reduction in the Specified Amount will be in the following order:
•	first, reduce the most recent increase of the Specified Amount;
•	then, the next most recent increases; and
•	finally, the Policy's initial Specified Amount.
▪	Any decrease of the Specified Amount you request will not reduce the monthly Specified Amount charges in effect at the time of the decrease.
▪	The Specified Amount of coverage after the decrease must be at least $50,000. We may limit any requested decrease to the amount necessary to keep the Policy in compliance with maximum premium limits under federal tax law.

No Maturity Date

This Policy does not have a maturity date. If the Insured is still living at Attained Age 121, all Monthly Deductions will cease, and we will not accept any additional premiums except for amounts required to keep the policy in force. New loans and loan repayments can continue to be made and the loan balance will continue to accrue interest. The death benefit option will be changed to Option A, and partial withdrawals are not permitted after Attained Age 121. You may Surrender your policy if you do not want coverage to continue past Attained Age 121. Continuing coverage beyond attained age 121 may disqualify the insurance for favorable tax treatment. You should consult a tax advisor before you choose to continue your policy after Attained Age 121.

Payment of Policy Proceeds

A primary function of a life insurance policy is to provide payment of Policy proceeds. Policy proceeds are payable upon the Insured's death, a full Surrender or partial withdrawal of Account Value, or upon any other benefit where certain proceeds are payable. We will make payment in a lump sum to the Beneficiary.

Rules for Payment of Policy Proceeds

▪	Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us.
▪	We may require proof of your age or survival or the age or survival of the payee.
▪	No payee may commute, encumber or alienate any proceeds under this Policy before they are due. No proceeds are subject to attachment for any debt or obligation of any payee.

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Payment of Death Benefit Proceeds

We may pay death benefit proceeds in a lump sum by establishing an interest bearing account for the Beneficiary, in the amount of the death benefit proceeds payable. The same interest rate schedule and other account terms will apply to all Beneficiary accounts in place at any given time. We will send the Beneficiary a checkbook within seven days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable. The account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the General Account.

We will include interest from the Insured’s date of death to the payment date.

(1)	Interest will accrue at the rate set by the Company for interest credited on death benefit proceeds. In determining the effective annual rate, we shall use the rate in effect on the date of death.

(2)	Interest will accrue at the effective annual rate determined in item (1) above, plus additional interest at a rate of 10% annually beginning with the date that is 31 calendar days from the latest of items (a), (b) and (c) below to the date the claim is paid.
(a)	the date that we receive satisfactory proof of death of the Insured;
(b)	the date that we receive sufficient information to determine our liability, the extent of that liability, and the appropriate payee legally entitles to the proceeds;
(c)	the date that legal impediments to payment of proceeds that depend on the action of parties other than us are resolved and sufficient evidence of the same is provided to us. Legal impediments to payment include, but are not limited to:
(i)	the establishment of guardianships and conservatorships;
(ii)	the appointment and qualification of trustees, executors and administrators; and
(iii)	the submission of information required to satisfy state and federal reporting requirements.

Misstatement of Age or Gender

If an Insured's age or gender has been misstated on the application, an adjustment will be made to reflect the correct age and gender. If the misstatement is discovered at death, the Policy death benefit and any additional benefits provided will be adjusted based on what the cost of insurance rate as of the most recent Monthly Date would have purchased at the Insured's correct age and gender. If the misstatement is discovered prior to death, the Cash Surrender Value will be adjusted, based on the Insured's correct age and gender, to reflect the expense charges, and cost of insurance rates from the Policy Date.

Suicide

We will terminate the Policy without payment of the death benefit and give back the premiums received, less any partial withdrawals and Policy Loan Balance, if the Insured, while sane or insane, commits suicide within two years (one year in North Dakota) after the date the Policy was issued. We will pay only the Monthly Deductions for an increase in Specified Amount of insurance if the Insured, while sane or insane, commits suicide within two years (one year in North Dakota) after the effective date of any increase. Riders to the Policy may have separate suicide provisions.

Incontestability

We will not contest the Policy, in the absence of fraud, after it has been in force while the Insured is alive for two years from the Issue Date, nor will we contest any increased benefits later than two years after the effective date of such increase. If you did not request the increase or if evidence of insurability was not required, we will not contest the increase. Increased benefits, for the purposes of this provision, shall include any favorable Policy changes you request. If the Policy is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement. Riders to the Policy may have separate incontestability provisions.

Assignment

You may assign your Policy by giving Written Notice. We will not be responsible for the validity or tax consequences of an assignment. Unless you specify otherwise, the assignment will take effect on the date the Written Notice was signed by you. No assignment will be binding on us until we receive Written Notice. We will not be liable for any payments we make or actions we take before we receive Written Notice of an assignment. Your rights, and the rights of any Beneficiary or payee, will be subject to any assignment. An assignment is subject to any Policy Loan.

UNCLAIMED DEATH BENEFIT PROCEEDS

Every state has unclaimed property laws that generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the date any death benefit is due and payable. For example, if the payment of a death benefit has been triggered, and after a thorough search, we are still unable to locate the Beneficiary of the death benefit, the death benefit will be paid to the abandoned property investment division or unclaimed property office of the state in which the Beneficiary or the Policy Owner last resided, as shown on our books and records. (“Escheatment” is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation and within certain mandated periods. To prevent your Policy’s death benefit from being paid to the state’s abandoned or unclaimed property office, it is important that you update your Beneficiary designation—including complete names and complete address—if and as they change.

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OTHER BENEFITS AVAILABLE UNDER THE POLICY

In addition to the standard death benefit(s) associated with your Policy, other standard and/or optional benefits may be available to you. The following table(s) summarize information about those benefits. Information about the fees associated with each benefit included in the table(s) may be found in the FEE TABLE.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations*
Accelerated Death Benefit for Terminal Illness Rider.	This rider provides the ability to accelerate a portion of the death benefit to be a living benefit, allowing you to withdraw value from the Policy, as defined in the rider, in the event of diagnosis of terminal illness.	Standard	Available for Issue Ages 0-80. We charge an administrative fee when this rider is exercised. The administrative fee is added to the Lien Balance. The amount available is no more than 75% of the total Specified Amount, up to $1,000,000, payable under the Policy. Your death benefit and access to the Account Value will be reduced by the Lien Balance. We will charge interest on the Lien Balance. After we pay the accelerated benefit, your access to the Cash Surrender Value and Policy lapse benefits will be restricted to the excess of the Cash Surrender Value over any Lien Balance. You are required to pay the premium necessary to keep the base Policy and any attached riders in force. The accelerated death benefit must be requested before the Policy Anniversary on which the Insured attains the maximum acceleration age shown on the Policy schedule.
Advisory Fee Endorsement	This endorsement provides the ability to pay Advisory Fees to a registered investment advisor who has an agreement with the Policy owner. Advisory Fees shall not exceed 1.5% of the Account Value on an annualized basis.	Optional	May be added after the Policy is issued. Not available in North Dakota.
Children's Insurance Rider	This rider provides term life insurance protection, as defined in the Rider, for the Insured's children.	Optional	Available after issue for covered children with evidence of insurability. The amount of available coverage is $25,000 of life insurance for the Insured's children. Insurance on each covered child continues until the child’s 25th birthday. The amount of available coverage is $25,000 of life insurance for the Insured's children. Insurance on each covered child continues until the child’s 25th birthday. The
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Name of Benefit	Purpose	Is Benefit Standard or Optional	Brief Description of Restrictions/Limitations*
Children's Insurance Rider continued			rider terminates on the anniversary nearest the insured’s 70th birthday, on the first Monthly Date following Written Notice to drop the rider, or when the base policy terminates.
Overloan Protection Benefit Endorsement	This endorsement protects your Policy from lapsing under certain conditions when your outstanding Policy Debt is large relative to your Account Value and Specified Amount.	Optional	Endorsement may be exercised if the Insured is Insured age 75 or older. The Policy must be in its 11th Policy year or later. The outstanding Policy Debt must be more than 92.5%, but less than 96% of the Account Value. If the outstanding Policy Debt is greater than 96% of your Account Value, you can repay Policy Debt to bring the balance within the range of 92.5% and 96% of your Account Value. The outstanding Policy Debt must be more than the Specified Amount. For Owners that select the guideline premium test ("GPT"), the endorsement is "inherent" (i.e. added to all Policies). The endorsement is unavailable for Owners that select the cash value accumulation test ("CVAT"). The endorsement has no cost until the Owner elects the option. If this rider is elected, any rider attached to the Policy will terminate. Further no additional premiums will be accepted.
Waiver of Monthly Deduction Rider	This rider provides that during periods of the Insured's total disability, as defined in the rider, certain Policy charges and charges for any Policy riders will be waived.	Optional	Available for Issue Ages 0-55. Available after initial policy issue with satisfactory evidence of insurability. Must provide proof of total disability within one year after disability begins and while the Insured is in the state of being totally disabled. Disability also needs to have begun while policy was in force and has continued for six months. If the disability occurs before Attained Age 60, the benefit will be paid as long as the Insured remains disabled.

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Waiver of Monthly Deduction Rider, continued

The benefit period is limited if the disability occurs after Attained Age 60. The rider terminates when the Insured is Attained Age 65 (however, the termination will not affect certain eligible claims, as described in the Policy) when the owner requests to terminate the rider, or when the policy terminates.

Waiver of Specified Premium Rider	This rider provides payment of a specified premium to be credited to the Policy as premium paid during continued covered disability of the Insured after the total disability has continued for six consecutive months while the Policy and this rider are in force.	Optional	Available for Issue Ages 0 – 55. Additional premium payments may be required to keep the Policy in force. If the disability occurs before age 60, we will credit specified premium during the entire disability while the Policy remains in force. If the disability occurs on or after age 60, but before age 65, premium will be credited to the Policy while the disability continues until the Policy Anniversary nearest the Insured's 65th birthday. No benefit will be paid if disability results from or is contributed to the exclusions and limitations listed below. This rider does not have Cash Surrender Value or loan value.

*We may discontinue offering, or modify the terms of, optional benefits for new sales at any time.

Accelerated Death Benefit For Terminal Illness Rider (Standard)

Benefits paid under this rider may be taxable. Some of the benefits provided by this rider are intended to be non-taxable. However, changes to tax law can change the taxability of benefits. We recommend that you contact your tax advisor to assess the impact of these benefits.

YOUR DEATH BENEFIT AND ACCESS TO THE ACCOUNT VALUE WILL BE REDUCED BY THE LIEN BALANCE.

We will accelerate the payment of the death benefit for a qualifying event subject to the provisions of this rider. The accelerated payment is referred to as an accelerated death benefit.

The qualifying event covered under this rider is terminal illness. Terminal illness means the Insured has been certified by a physician as having an illness or physical condition which can reasonably be expected to result in death within 12 months after the date of certification. Physician is defined as a doctor of medicine or osteopathy (other than you, your spouse, domestic partner, a member of your family, a business or professional partner, or any person with whom you share a financial or business interest) licensed to practice medicine and surgery in the state in which he or she practices and who is practicing within the scope of such license in the United States.

The minimum and maximum terminal illness accelerated death benefit amounts that we will pay are shown on the policy schedule.

The accelerated death benefit will be paid in a lump sum. The accelerated death benefit will be paid to you or your estate while the Insured is living, unless the death benefit has been otherwise assigned or designated by you. The accelerated death benefit must be requested before the Policy Anniversary on which the Insured attains the maximum acceleration age shown on the policy schedule.

The accelerated death benefit plus any administrative fee plus accrued interest will be a lien against the death benefit proceeds. After an accelerated death benefit has been paid both your access to the Cash Surrender Value and Policy Lapse benefits will be restricted to the excess of the Cash Surrender Value over any Lien Balance. On the date of death, the death benefit proceeds will be reduced by the amount of any Lien Balance and any Loan Balance.

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After a request for an accelerated death benefit and upon the payment of an accelerated death benefit, you and any irrevocable Beneficiary will be provided with a benefit statement demonstrating the effect of the accelerated death benefit on the death benefit proceeds, Cash Surrender Value, premium, Policy Loans and Policy Liens.

If the Insured dies before the accelerated death benefit payment is made, then the accelerated death benefit is terminated and the remaining death benefit will be paid pursuant to the policy. If the Insured dies after you request the accelerated death benefit but before the accelerated death benefit payment is received, then the request shall be canceled and the death benefit paid pursuant to the policy.

The accelerated death benefit payment will be first used to repay a portion of any outstanding loan balance under the policy. The portion to be repaid will be determined by the product of the loan balance and the amount of the accelerated death benefit payment divided by the eligible amount under the policy as of the date the accelerated death benefit is paid. The remaining accelerated death benefit will be paid to you.

Upon the death of the Insured, we will pay at least the residual death benefit shown on the policy schedule, reduced by the amount of any partial withdrawals taken after the first accelerated death benefit request and any loan balance.

The eligible amount is the Specified Amount on the base policy at the time of the accelerated death benefit request.

Accelerated death benefits are subject to the following conditions:

(1)	We must receive a written claim form that will be provided by us within 10 working days after you request it. If the claim form is not provided within 10 days, it is considered that the claimant complied with the claim requirements if the claimant submits written proof covering the occurrence, the character, and the extent of the occurrence for which the claim is made. Payment of the accelerated death benefit is due immediately upon receipt of the due written proof of eligibility;
(2)	The Insured must provide satisfactory proof that the Insured has suffered a qualifying event. Satisfactory proof for a qualifying event must be certified by a physician. Such satisfactory proof must specify that the Insured has been diagnosed as having a terminal illness;
(3)	We reserve the right to obtain a second medical opinion at our expense. In the event of conflicting medical opinions, a third opinion at our expense from an agreed upon licensed health care practitioner will control;
(4)	Any amount required to prevent the policy from terminating must be paid before any accelerated death benefit will be paid;
(5)	Any existing assignee or lienholder must release their assignment or existing lien;
(6)	Any irrevocable Beneficiary must consent in writing to your request for the accelerated death benefit;
(7)	You must assign the policy to us for an amount equal to the Lien Balance. No further changes to the policy will be permitted without our consent;
(8)	The accelerated death benefit payment on the Insured from this policy will not exceed the maximum accelerated death benefit amount shown on the policy schedule; and
(9)	This rider allows for the accelerated payment of death benefit proceeds, which would otherwise be payable to the Beneficiary of the policy. You are not eligible for this benefit if you will be required by:
(a)	law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or
(b)	a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

After payment of the accelerated death benefit, you are required to pay the premium necessary to keep the base policy and any attached riders in force.

Optional rider benefits under this policy will continue to remain in force subject to the terms and conditions of the policy and riders. Charges for optional riders will be calculated according to the terms of the rider form. Payment of the accelerated death benefits will have no effect upon any Accidental Death Benefit Riders or Children's Insurance Riders.

We will charge interest on the Lien Balance. The interest charged will be accrued daily to the Lien Balance. You may repay any portion of the outstanding Lien Balance at any time before the Insured's death.

The maximum lien interest rate will be the greater of: the current yield on ninety-day treasury bills; or

(1)	the current maximum statutory adjustable Policy Loan interest rate.
(2)	If the index used in the maximum statutory adjustable Policy Loan interest rate is discontinued, we will use an appropriate substitute index subject to the approval of the Interstate Insurance Product Regulation Commission.

However, the maximum lien interest rate will never exceed the rate shown on the policy schedule. We have the option of charging less.

The interest rate used on the portion of the Lien Balance that is equal to or less than the amount of the Cash Surrender Value will be no more than the Policy Loan interest rate. Lien interest will not be charged if it would cause the Lien Balance to be greater than the following:

Specified Amount of the base policy; plus

(1)	loan balance, if any; minus
(2)	the greater of 0 or the residual death benefit minus loan balance.
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We reserve the right to assess an administrative fee of not more than the maximum administrative fee shown on the policy schedule to process an accelerated death benefit request under this rider. The fee will be added to the lien at the time the accelerated death benefit is paid.

The effective date of this rider is shown on the policy schedule.

If the policy lapses and is reinstated, this rider will automatically be reinstated with the policy. Any Lien Balance that was outstanding at the time the policy lapsed will be reinstated with accrued interest as if the policy had not lapsed.

This rider will end at the earlier of Written Notice from you or termination of the Policy. If the accelerated death benefit is terminated, this shall not prejudice the payment of benefits for any qualifying event that occurred while the form was in force.

Example: An Insured is diagnosed with a terminal illness with a certified life expectancy of 12 months or less. This rider gives the Insured the right to accelerate the lesser of 75% or $1,000,000 of the Specified Amount, plus the administrative fee, which will be held as an interest-accruing lien against the remaining death benefit. If the client has a $1 million death benefit, they would be able to accelerate up to$750,000.

Advisory Fee Endorsement (Optional)

You may have an independent agreement between you and a registered investment advisor. Advisory Fees are used to compensate an advisor for any management of your Policy subject to the terms you and your advisor have mutually agreed upon. The Advisory Fees deducted from your Policy are to pay for management and advice by your registered investment advisor pertaining to this Policy. Advisory Fees will not exceed 1.5% of the Account Value on an annualized basis and are not subject to a withdrawal charge. There is no minimum Advisory Fee amount. The maximum advisory fee amount is the lesser of:

▪	1.5% of the Account Value on an annualized basis; or
▪	The Cash Surrender Value minus the sum of the next three Monthly Deductions.

Advisory fees result in (1) cancellation of the Accumulation Units from each applicable Subaccount; and (2) a reduction of the Account Value in the Fixed Account by the amount of the Advisory fee taken from the Fixed Account. You may tell us how to deduct the Advisory Fee from the Investment Options, provided that the remaining Account Value in each Subaccount is not less than the minimum subaccount balance shown on the Policy schedule. If you do not, we will deduct it Pro-Rata.

These Advisory Fees may be considered withdrawals from the Policy for tax purposes. The Specified Amount will not be reduced by the amount of these Advisory Fees. Advisory Fees may not be taken after the Insured reaches Attained Age 121 or if the Policy is in a paid-up status.

Example: A Policy Owner has a relationship with a registered investment advisor who manages a portion of his/her assets. A portion of those assets are held as part of the VUL policy. The client has a compensation agreement with the advisor, and this endorsement allows the Policy Owner to use funds from the policy to compensate their advisor. The client may select the percentage of compensation as well as the mode as long as the total compensation does not exceed 1.5% per year. After filling out the appropriate forms as required by us, we will use funds from the policy to compensate the advisor. When the funds are withdrawn from the policy, there will be no surrender charges or withdrawal charges assessed, and the withdrawals will not impact the Specified Amount of the policy.

Children's Insurance Rider (Optional)

This rider insures each child of the Insured if the child is:

▪	named in the application for this rider; or
▪	born after the date of the application; or
▪	adopted by the Insured after the date of the application and before the child’s 18th birthday.

This rider does not insure any child less than 15 days old nor after the child’s 25th birthday.

We will pay the benefit amount under this rider as soon as we receive satisfactory proof that an insured child died while this rider is in force. Unless otherwise provided, the benefit will be paid to:

▪	the policyholder, if living; otherwise
▪	the Beneficiary

If the Insured dies (except by suicide within two years of the effective date of this rider), existing insurance on each insured child will be continued at no cost until the child’s 25th birthday. If the Insured commits suicide during the first two years of the Policy, there is a 31-day period for conversion for each Insured child.

The rider may be converted on each insured child, without evidence of insurability subject to our rules as to the minimum amount, plan of insurance and age at issue, which are in effect on the date of conversion, if:

(1)       we receive a written application no later than 31 days after the insured child’s 25th birthday;

(2)       the new policy is any one of the permanent policies issued by us at the time of conversion; and

(3)       this rider is in force.

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Before the insured child’s 25th birthday, the amount of the new policy may not exceed the benefit amount of the rider on the date of conversion. On or after the insured child’s 25th birthday, the amount of the new policy may not exceed five times the amount of insurance of this rider on the date of conversion.

The Policy Date of the new policy will be the date of conversion. Insurance under this rider on that insured child will terminate on the date of conversion. The incontestability and suicide provisions of the new policy shall be measured from the effective date of this rider up to the benefit amount of this rider on the date of conversion. For any additional face amount, the incontestability and suicide provisions will run from the effective date of the new policy.

This rider will terminate at the earliest of:

(1)	when the Policy terminates for any reason other than the death of the insured;

(2)   when we receive Written Notice from you requesting termination of this rider;

(3)   upon death of the insured by suicide within two years from the Issue Date of this rider;

(4)   on the expiry date shown on the Policy schedule; or

(5)	upon death of the last surviving additional insured.

This rider may be reinstated upon reinstatement of the Policy, if you provide us with evidence of insurability on each insured child. If this rider is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

We will not contest this rider, in the absence of fraud, with respect to each insured child after the benefit amount on that child has been in force during that child’s life for two years. Our total liability will be to return the monthly rider charges paid while the insurance on that child’s life was in force. If this rider is reinstated, the contestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement.

If any insured child under this rider commits suicide (while sane or insane) within two years after the date that child’s insurance starts, our total liability will be to return the monthly rider charges paid for this rider while the insurance on that child was in force.

We will deduct the monthly cost of this rider until it terminates. If the Insured dies (except by suicide within two years of the effective date of this rider), existing insurance on each insured child will be continued at no cost until the child’s 25th birthday.

This rider does not have Cash Surrender Value or loan value.

Example: A Policy Owner has this rider attached to their Policy covering their 10-year-old child for an amount of $25,000. That child then dies. A $25,000 death benefit would be paid for the death of the child upon satisfactory proof. This rider does not insure any child after the child's 25th birthday.

Overloan Protection Benefit Endorsement (Optional)

The benefit provided by this endorsement will keep your Policy from lapsing when you have a large outstanding Loan Balance by providing paid-up life insurance. When the conditions specified below are met we will notify you that you may elect this benefit by Written Notice. If the Policy has entered a grace period, we will mail you a notice of eligibility and the following will apply:

(1)	We will mail the notice at least 31 days prior to the end of the grace period. Your Written Notice must be postmarked by the end of the grace period and while the Insured is alive.
(2)	If our notice is sent less than 31 days prior to the end of the grace period, your Written Notice must be postmarked within 30 days of the date of your receipt of the notice and while the Insured is alive.

Once you have elected this benefit, your Policy will not lapse or mature. We will notify you when this benefit has been exercised with the changes to your Policy.

You may elect this benefit only if the following requirements are met:

(1)	the Insured is age 75 or older;
(2)	the Policy is in its 11th Policy year or later;
(3)	the outstanding Loan Balance is more than 92.5%, but less than 96% of the Account Value. If the outstanding Loan Balance is greater than 96% of your Account Value, you can repay Loan Balance to bring the balance within the range of 92.5% and 96% of your Account Value;
(4)	the outstanding Loan Balance is more than the Specified Amount; and
(5)	The Internal Revenue Code Life Insurance Qualification Test chosen at policy issue was the guideline premium test ("GPT").

Electing this benefit will change your Policy as follows:

(1)   We will deduct 3.5% of the Account Value on the date you elect this benefit. There is no charge if this benefit is not elected.

(2)	After we take the 3.5% deduction, we will set the Specified Amount to 105% of the remaining Account Value. No further changes in the Specified Amount will be allowed.

(3)   We will set the death benefit option to Option A as described in this Death Benefit section. No further changes in the death benefit option will be allowed.

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(4)   The death benefit at any time after you elect the benefit will equal the greatest of:

a.	the Specified Amount;
b.	the Account Value times the Corridor Factor as shown in your Policy Schedule; or
c.	the outstanding Loan Balance times the Corridor Factor as shown in your Policy Schedule.

(5)   The death benefit proceeds will equal the death benefit on the Insured’s date of death minus any outstanding Loan Balance.

(6)   Any rider attached to the Policy will terminate, and any charges or fees associated with the riders will cease.

(7)   We will not accept any additional premiums.

(8)   You may not take additional partial withdrawals and loans, except for automatic loans to cover loan interest not paid when due.

(9)   We will stop taking Monthly Deductions.

(10) All amounts not allocated to the Loan Account must be allocated to the Fixed Account.

This benefit will terminate at the earliest of:

(1)	when the Policy terminates; or
(2)	when we receive Written Notice from you requesting termination of this rider.

This endorsement may be reinstated upon reinstatement of the Policy.

Electing the benefit provided by this endorsement may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

Example: An Insured with Attained Age 80 is in their 20th Policy year. The Loan Balance is between 92.5% and 96% of the Account Value, and the Loan Balance is greater than the Specified Amount. The Internal Revenue Code Life Insurance Qualification Test chosen at policy issue was the Guideline Premium Test. The Insured chooses to elect the Overloan Protection Benefit Endorsement. A charge of 3.5% of the Account Value is taken from the Policy, the Specified Amount is set to 105% of the remaining Account Value. The Death Benefit Option is changed to Death Benefit Option A, no further premiums are accepted, all riders are terminated, Monthly Deductions cease, all amounts not allocated to the Loan Account must be allocated to the Fixed Account, and no further changes to the Policy are allowed. Upon death, the Beneficiary receives the death benefit minus any outstanding Policy Debt.

Waiver of Monthly Deduction Rider (Optional)

We will waive the Monthly Deduction for the Policy during continued covered disability of the Insured while the Policy and this rider are in force. If this benefit is in effect, all benefits included under the Policy shall continue in force subject to the Policy Loan provisions.

Any Policy adjustments made will increase or decrease the Monthly Deduction accordingly.

The Insured is considered to be totally disabled if:

(1)	During the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit; and,
(2)	After the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, or any other occupation for which he or she becomes reasonably suited by education, training or experience, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit.
(3)	Upon the total and permanent loss, by Insured of:
(a)	the sight of both eyes;
(b)	hearing of both ears;
(c)	speech;
(d)	the use of both hands;
(e)	the use of both feet; or
(f)	the use of one hand and one foot.

We will waive the Monthly Deduction for the Policy upon receipt of satisfactory proof that:

(1)	the Insured is totally disabled; and
(2)	total disability began while this rider was in force; and
(3)	total disability has continued for six consecutive months.

If the Insured’s total disability begins before the Policy Anniversary nearest the Insured’s 60th birthday, we will waive the Monthly Deduction for the policy for the period that the Insured continues to be totally disabled. We will continue to waive the Monthly Deduction for the policy, while the policy remains in force.

If the Insured’s total disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, we will waive the Monthly Deduction for the policy for the period that the Insured continues to be totally disabled, but only up to the Policy Anniversary nearest the Insured’s 65th birthday.

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The premium must continue to be paid until the claim for waiver of Monthly Deduction is approved by us. A premium paid and later waived will be refunded. If total disability begins during a grace period, payment of the overdue premium is required to avoid a lapse of insurance before we approve the claim for waiver of Monthly Deduction.

Monthly Deductions credited by us will not be deducted from the death benefit proceeds.

Written Notice and satisfactory proof of the Insured’s total disability must be given to us while this rider is in force:

(1)	during the life of the Insured;
(2)	during the period of total disability;
(3)	within one year after the beginning of the total disability; and
(4)	before the Policy Anniversary nearest the Insured’s 65th birthday.

Failure to give Written Notice and satisfactory proof within one year will not cause the denial of a claim if it is shown that the Written Notice and satisfactory proof were given as soon as was reasonably possible. However, no amount due more than one year prior to our receipt of satisfactory proof of claim will be waived.

Satisfactory proof of continuance of total disability must be given to us as often as we reasonably require but not more frequently than once every 30 days. After the first two years of continuous disability, satisfactory proof will not be required more than once a year. Examination of the Insured at our expense by physicians approved by us may be required as part of any satisfactory proof. If satisfactory proof is not given to us when required, no further Monthly Deductions will be waived.

No benefit will be paid if disability results from or is contributed to by:

(1)	attempted suicide, or intentionally self-inflicted injury, while sane or insane;
(2)	an act of declared or undeclared war, whether or not the Insured is a member of any armed forces;
(3)	any active participation in a riot, insurrection or terrorist activity;
(4)	an attempt to commit, or commission of, an assault or felony;
(5)	voluntary intake or use by means of:
(a)	any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or
(b)	poison, gas or fumes, unless a direct result of an occupational accident;
(6)	intoxication as defined by the jurisdiction where the total disability occurred; or
(7)	participation in an illegal occupation or activity.

This rider will terminate at the earliest of:

(1)	when the policy terminates;
(2)	on the expiry date shown on the Policy schedule. However, the termination will not affect an eligible claim for total disability that occurred before age 65; or
(3)	when we receive Written Notice from you requesting termination of this rider.

This rider does not have Cash Surrender Value or loan value.

Example: The Insured of a Policy with this rider suffers a covered disability at age 45. After six months of disability, all Monthly Deductions from the Policy will be waived. The Insured then recovers at age 48, and Monthly Deductions under the Policy are resumed.

Waiver of Specified Premium Rider

The Waiver of Specified Premium Rider provides payment of a specified premium to be credited to the Policy as premiums paid during continued covered disability of the Insured under the Policy while the Policy and this rider are in force. On any Monthly Date during continued covered disability, the benefit that is paid may be more or less than the cost of insurance and other charges. The Cash Surrender Value required to keep the Policy in force.

The Insured is considered to be totally disabled if:

(1)	During the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit; and,
(2)	After the first 24 months of total disability, the Insured is unable to perform any of the substantial and material duties of his or her occupation for wage or profit, or any other occupation for which he or she becomes reasonably suited by education, training or experience, due to sickness or accidental bodily injury. Being a homemaker or student is considered engaging in work for wage or profit.
(3)	Upon the total and permanent loss, by Insured of:
a.	the sight of both eyes;
b.	hearing of both ears;
c.	speech;
d.	the use of both hands;
e.	the use of both feet; or
f.	the use of one hand and one foot.
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We will credit, as premium to the policy, the specified premium benefit amount. This will be credited upon receipt of satisfactory proof that:

(1)	the Insured is totally disabled; and
(2)	total disability began while this rider was in force; and
(3)	total disability has continued for six consecutive months.

If the Insured’s total disability begins before the Policy Anniversary nearest the Insured’s 60th birthday, we will credit specified premiums due under the policy for the period that the Insured continues to be totally disabled. We will continue to credit specified premiums due under the Policy, while the Policy remains in force.

If the Insured’s total disability begins after the Policy Anniversary nearest the Insured’s 60th birthday, we will credit specified premiums due under the Policy for the period that the Insured continues to be totally disabled, but only up to the Policy Anniversary nearest the Insured’s 65th birthday.

The premium must continue to be paid until the claim for specified premium is approved by us. A premium paid and later waived will be refunded. If total disability begins during a grace period, payment of the overdue premium is required to avoid a lapse of insurance before we approve the claim for the specified premium benefit.

Specified premiums credited by us will not be deducted from the death benefit proceeds.

If the Waiver of Specified Premium benefit is in effect, all benefits included under the Policy, excluding optional benefits that are issued as attachments to the Policy, shall continue as long as the Policy does not terminate.

Written Notice and satisfactory proof of the Insured’s total disability must be given to us while this rider is in force:

(1) during the life of the Insured;

(2) during the period of total disability;

(3) within one year after the beginning of the total disability; and

(4) before the Policy Anniversary nearest the Insured’s 65th birthday.

Failure to give Written Notice and satisfactory proof within one year will not cause the denial of a claim if it is shown that the Written Notice and satisfactory proof were given as soon as was reasonably possible. However, no specified premium due more than one year prior to our receipt of satisfactory proof of claim will be credited.

Satisfactory proof of continuance of total disability must be given to us as often as we reasonably require. After the first two years of continuous disability, satisfactory proof will not be required more than once a year. Examination of the Insured at our expense by physicians approved by us may be required as part of any satisfactory proof. If satisfactory proof is not given to us when required, no further specified premiums will be credited.

No benefit will be paid if disability results from or is contributed to by:

(1)	attempted suicide, or intentionally self-inflicted injury, while sane or insane;
(2)	an act of declared or undeclared war, whether or not the Insured is a member of any armed forces;
(3)	any active participation in a riot, insurrection or terrorist activity;
(4)	an attempt to commit, or commission of, an assault or felony;
(5)	voluntary intake or use by means of:
(a)	any drug, unless prescribed or administered by a physician and taken in accordance with the physician’s instructions; or
(b)	poison, gas or fumes, unless a direct result of an occupational accident;
(6)	intoxication as defined by the jurisdiction where the total disability occurred; or
(7)	participation in an illegal occupation or activity.

This rider will terminate at the earliest of:

(1)	when the policy terminates;
(2)	on the expiry date shown on the policy schedule. However, the termination will not affect an eligible claim for total disability that occurred before age 65; or
(3)	when we receive Written Notice from you requesting termination of this rider.

This rider does not have Cash Surrender Value or loan value.

Example: The Insured of a Policy with this rider suffers a covered disability at age 45. After six months of disability, a specified premium will be credited to the Policy as reflected on the Policy schedule. These payments will continue until the Policy is terminated or the Insured recovers.

SURRENDERS AND WITHDRAWALS

Cash Surrender

While the Insured is alive, you may terminate the Policy for its Cash Surrender Value. After a full Surrender, all your rights in the Policy end, and you may not reinstate the Policy.

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Cash Surrender Rules

▪	We will accept a full Surrender request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
▪	Any Cash Surrender Value available under the Policy at any time other than on a Policy Anniversary, shall be calculated with allowance for lapse of time from the last preceding anniversary.
▪	The Policy has no Surrender charge.
▪	We may defer Surrender payments from the Fixed Account for up to six months from the date we receive your request.

Partial Withdrawal

While the Insured is alive, you may withdraw part of the Account Value. The amount requested and any partial withdrawal charge will usually be deducted from the Account Value on the date we receive your request if received before 3 p.m. Central Time.

We may deduct a partial withdrawal fee, which will not exceed the maximum partial withdrawal fee of $50.

If Death Benefit Option A (described above) is in effect, then the Specified Amount will be reduced by the partial withdrawal amount plus any fee.

If Death Benefit Option B or Option C (described above) is in effect, the Account Value will be reduced by the amount of the partial withdrawal, but the Specified Amount of insurance coverage will not change.

If Death Benefit Option C (described above) is in effect and the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the Specified Amount.

Partial Withdrawal Rules

▪	We will accept a partial withdrawal request signed by you on our form of Written Notice by mail or facsimile.
▪	The applicable partial withdrawal charge is stated in the CHARGES section of this prospectus.
•	The minimum partial withdrawal amount is $100; the maximum is an amount such that the remaining Cash Surrender Value is at least an amount sufficient to maintain the Policy in force for the next three months.
▪	A partial withdrawal is irrevocable.
▪	For tax purposes, partial withdrawals are treated as made first from premiums paid and then from earnings, beginning with the most recent premium payment, unless the Policy is a modified endowment contract.
▪	Partial withdrawals will be deducted from your Policy Investment Options on a Pro-Rata basis, unless you instruct us otherwise. You may tell us how to allocate the partial withdrawal among the Investment Options, provided that the remaining Account Value in each Subaccount is not less than $100, if you do not tell us, we will deduct it Pro-Rata.
▪	Partial withdrawals result in cancellation of Accumulation Units from each applicable Subaccount.
▪	We reserve the right to defer withdrawal payments from the Fixed Account for up to six months from the date we receive your request.
▪	Depending upon the circumstances, a partial withdrawal may have tax consequences.

Delay of Payments or Transfers

We will usually pay any amounts from the Separate Account requested as a partial withdrawal or Surrender within seven days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:

▪	the NYSE is closed for other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or
▪	the SEC permits delay for the protection of security holders; or
▪	an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Subaccounts.

The applicable rules of the SEC will govern as to whether these conditions exist.

We may defer payments of a Policy Loan, partial withdrawal or full Surrender from the Fixed Account for up to six months from the date we receive your Written Notice requesting the loan, withdrawal or Surrender.

For information regarding your "right to examine" and "free look," see "Right to Examine" Period under the PREMIUMS section and STATE VARIATIONS under the GENERAL DESCRIPTION OF THE POLICY section.

LOANS

You may obtain a loan secured by the Cash Surrender Value of your Policy. Any loan transaction will permanently affect your Account Value. We may require you to sign a loan agreement. You may ask your sales representative or us to provide illustrations giving examples of how a loan might affect your Account Value, Cash Surrender Value and death benefit.

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Surrender or lapse of a Policy while a loan is outstanding could result in significant tax consequences. See the discussion at Tax Treatment of Loans and Other Distributions.

Amount You Can Borrow	Loan Interest Rate

Policy Loan. You may borrow no more than:

▪  the Cash Surrender Value; minus

▪  loan interest on the Policy Loan Balance including the requested loan to the next Policy Anniversary; minus

▪  the sum of the next three Monthly Deductions.

Loan Interest Rate During the First 5 Policy Years: Current net annual loan interest rate of 1.0% (guaranteed not to exceed 3%): we charge a current interest rate with a 4.0% effective annual yield (guaranteed not to exceed 4.0%), but we also credit an interest rate with an effective annual yield of 3.0% (guaranteed to be at least 1.0%) to any amounts in the Loan Account.

Loan Interest Rate After the First 5 Policy Years: Current net annual loan interest rate of 0.0% (guaranteed not to exceed 2.5%): we charge a current interest rate with a 3.0% effective annual yield (guaranteed not to exceed 3.5%), but we also credit an interest rate with an effective annual yield of 3.0% (guaranteed to be at least 1.0%) to any amounts in the Loan Account.

Loan Rules

▪	The Policy must be assigned to us as security for the loan.
▪	We will accept a loan request signed by you on our form of Written Notice by mail or facsimile. However, when accepting a request by a method not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Policy (including withdrawals) without your knowledge.
▪	We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The amounts will be transferred on a Pro-Rata basis, unless you instruct us otherwise. If the value of an Investment Option after a transfer pursuant to your instructions is less than $100, the amounts will be transferred on a Pro-Rata basis.
▪	Interest accrues daily and becomes a part of the Policy Loan Balance. Loan interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest only from the Policy Investment Options you designate; if that is not possible (due to insufficient value in an Investment Option you elect) or you have not provided such instructions, we will deduct loan interest on a Pro-Rata basis from balances in all Subaccounts and the Fixed Account.
▪	If the Policy Loan Balance exceeds Account Value minus accrued expenses and charges, you must pay the excess or your Policy will lapse.
▪	You may repay the Policy Loan Balance in full or in part any time while the Policy is in force. We will deduct the amount of the loan repayment from the Loan Account and allocate that amount among the Subaccounts and the Fixed Account in the same percentages as Net Premium is allocated on the date of repayment. You must instruct us to treat your payment as a loan repayment; otherwise, we will treat any unspecified payment as premium. Loan repayments will not incur a maximum sales charge imposed on premiums (load).
▪	The death benefit will be reduced by the amount of any Policy Loan Balance on the date of the Insured's death.
▪	We may defer making a loan from the Fixed Account for up to six months unless the loan is to pay premiums to us.

A Policy Loan, whether or not repaid, will affect the Cash Surrender Value of your Policy over time. We will transfer all loan amounts from the Subaccounts and the Fixed Account to a Loan Account. The Loan Account does not participate in the investment experience of the Investment Options or receive the potentially higher current interest rate credited to the Fixed Account.

LAPSE AND REINSTATEMENT

Lapse and Grace Period

Lapse

Because Account Value can fluctuate depending upon the performance of your selected variable Investment Options, your Policy can lapse, even if you pay all Planned Periodic Premiums on time.

Lapse of the Policy may result in adverse tax consequences. See discussion at Tax Treatment of Loans and Other Distributions.

This Policy will lapse with no value when the Policy's Cash Surrender Value is not enough to cover any due but unpaid charges.

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Grace Period

If the Cash Surrender Value on any Monthly Date is less than the Monthly Deduction for the next Policy month, you will have a 61-day grace period to make a premium payment to continue your Policy. The minimum premium to continue the Policy is the amount which will result in the Cash Surrender Value on the date the grace period began being equal to the current Monthly Deduction plus the next two Monthly Deductions. At the start of the grace period, we will mail a notice of the minimum premium necessary to keep the Policy in force to you at your current address on record with us and to any assignee on record. Insurance coverage continues during the grace period. If sufficient premium is not paid by the end of the grace period, the Policy will terminate without value as of the first day of the grace period. A death benefit will not be paid if the Policy has lapsed.

Reinstatement

If the Policy lapses because a grace period ended without a sufficient payment being made, you may reinstate it within five years of the date of lapse, so long as the Insured is Attained Age 80 or less. To reinstate, we must receive:

▪	Written application signed by you and the Insured;
▪	Evidence of the Insured's insurability satisfactory to us, and the insurability of any insured covered under an optional benefit rider;
▪	Premium at least equal to (a + b - c) divided by (d) + (e) where:

(a) is the sum of all due and unpaid Monthly Deductions during the grace period;

(b) is the sum of Monthly Deductions for three months from the date of reinstatement;

(c) is the Account Value at the beginning of the grace period; and

(d) is one minus the premium charge.

(e) is the sum of all due and unpaid loan interest during the grace period.

▪	Repayment or reinstatement of any outstanding Policy Loan.

The effective date of reinstatement will be the first Monthly Date following approval of the reinstatement.

The Account Value on the date of reinstatement will equal the Net Premium paid to reinstate the Policy; plus the Account Value at the beginning of the grace period; minus the sum of the due and unpaid Monthly Deductions during the grace period.

The Policy cannot be reinstated once it has been fully Surrendered.

TAXES

The following is only general information about federal tax law and is not intended as tax advice to any individual. Tax laws affecting the Policy are complex, may change and are affected by your facts and circumstances. We cannot guarantee the tax treatment of the Policy or any transaction involving the Policy. You should consult your own tax adviser as to how these general rules and any applicable taxes will apply to you if you purchase a Policy.

Life Insurance Qualification; Tax Treatment of Death Benefit

The Internal Revenue Code, as amended (the "Code") defines a life insurance contract for federal income tax purposes. This definition can be met if an insurance contract satisfies either one of two tests. The Code and related regulations do not directly address the manner in which these tests should be applied to certain features of the Policy. Thus, there is some uncertainty about how those tests apply to the Policy.

Nevertheless, we believe the Policy qualifies as a life insurance contract for federal tax purposes, so that:

▪	you should not be considered in constructive receipt of the Cash Surrender Value, including any increases in Cash Surrender Value, unless and until it is distributed from the Policy and
▪	the death benefit generally should be fully excludable from the Beneficiary's gross income; however, special rules apply to employer owned life insurance or if the policy is transferred for value, particularly in a reportable policy sale. The death benefit of life insurance owned by an employer is taxable unless the Insured is a certain class of employee and has been given notice and has consented to coverage on his life. Specific statutory requirements must be satisfied for the death benefit of employer owned life insurance to be excluded from taxable income.

We reserve the right to make such changes in the Policy as we deem necessary to assure it qualifies as a life insurance contract under the Code and continues to provide the tax benefits of such qualification.

Modified Endowment Contracts. The Code establishes a class of life insurance contracts designated as modified endowment contracts. Distributions from a modified endowment contract are taxed under different rules, most notably distributions are treated as from income first (to the extent of any gain in the contract) then from cost basis. There are other differences related to modified endowment contracts, such as loans being treated as a distribution (see Tax Treatment of Loans and Other Distributions below). The rules governing whether a Policy will be treated as a modified endowment contract are extremely complex. In general, a Policy is a modified endowment contract if the accumulated premium payments made at any time during the first seven Policy years exceed the sum of the net level premium payments which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. A Policy may also become a modified endowment contract because of a material change. The determination of whether a Policy is a modified endowment contract after a material change

Ameritas Advisor ClearEdge VUL	38

generally depends upon the relationship of the Policy's death benefit and Account Value at the time of such change and the additional premium payments made in the seven years following the material change. A Policy may also become a modified endowment contract if the death benefit is reduced.

This Policy's flexibility and how you tailor it to meet your needs could cause it to be a modified endowment contract. We recommend you consult with a tax adviser to determine if desired Policy transactions may cause such treatment. When a premium payment is credited which we believe causes the Policy to become a modified endowment contract, we will notify you and offer you the opportunity to request a refund of that premium in order to avoid such treatment. You have 30 days after receiving such a notice to request the refund.

A Policy issued in exchange for a modified endowment contract is also treated as a modified endowment contract. However, we believe that a Policy issued in exchange for a life insurance Policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the Policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose to not make additional payments in order to prevent a Policy from being treated as a modified endowment contract.

Special Considerations for Corporations and Employers

Premium paid by a business for a life insurance Policy is not deductible as a business expense or otherwise if the business is directly or indirectly a Beneficiary of the Policy. In 2006, Congress adopted new rules relating to Employer Owned Life Insurance. Any employer contemplating the purchase of a new life insurance contract or a change in an existing contract should observe the Employee Notice and Consent requirements to avoid the income taxation of the life insurance death benefits and consult a tax adviser regarding filing IRS Form 8925.

Tax Treatment of Loans and Other Distributions

Upon a Surrender or lapse of the Policy, if the amount received plus any outstanding Policy Loan exceeds the total cost basis in the Policy, the excess generally will be treated as ordinary income subject to tax, regardless of whether a Policy is or is not a modified endowment contract. However, the tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a modified endowment contract.

"Cost Basis in the Policy" means: • the total of any premium payments or other consideration paid for the Policy, minus • any withdrawals previously recovered that were not taxable.

Distributions from Policies Classified as Modified Endowment Contracts are subject to the following tax rules:

▪	All distributions, including Surrender and partial withdrawals, are treated as ordinary income subject to tax to the extent the excess (if any) of the Account Value immediately before the distribution exceeds the cost basis in the Policy at such time.
▪	Loans from or secured by the Policy are treated as distributions and taxed accordingly. If you do not repay loan interest, the loan interest itself is treated as a distribution.
▪	A 10% additional income tax is imposed on the portion of any distribution, loan, or assignment of the Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59½, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

Distributions from Policies Not Classified as Modified Endowment Contracts are generally treated as first recovering the cost basis in the Policy and then, only after the return of all such cost basis in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Code's definition of life insurance. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy).

Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. However, it is possible that reduced rate loans could be treated as distributions rather than loans.

Distributions (including upon Surrender and partial withdrawals) and loans from, or secured by, a Policy that is not a modified endowment contract are not subject to the 10% additional income tax rule. If a Policy is not now but later becomes a modified endowment contract, then any distributions made from the Policy within two years prior to the change will become taxable pursuant to modified endowment contract rules.

Other Policy Owner Tax Matters

Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy Loan, a partial or full Surrender, a lapse, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer and other tax consequences of ownership or receipt of distributions from a Policy depend on the circumstances of each Owner or Beneficiary.

Interest paid on Policy Loans generally is not tax deductible.

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Advisory Fee Endorsement. Paying Advisory Fees from the Policy is considered a distribution and may have tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser.

Aggregation of modified endowment contracts. Pre-death distributions (including a loan, partial withdrawal, collateral assignment or full Surrender) from a Policy that is treated as a modified endowment contract may require a special aggregation to determine the amount of income recognized on the Policy. If we or any of our affiliates issue more than one modified endowment contract to the same Policy Owner within any 12-month period, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income for all those Policies will be aggregated and attributed to that distribution.

Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon your or the Beneficiary's individual circumstances.

Diversification requirements. Investments of the Separate Account must be "adequately diversified" for the Policy to qualify as a life insurance contract under the Code. Any failure to comply with diversification requirements could subject you to immediate taxation on the incremental increases in Account Value plus the cost of insurance protection for the year. However, we believe the Policy complies fully with such requirements.

Owner control. The Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Separate Account may cause you, rather than us, to be treated as the owner of the assets in the Separate Account. For variable life policies to qualify for tax deferral, assets in the separate accounts supporting the Policy must be considered owned by the insurance company and not by the Policy Owner. If you are considered the Owner of the assets of the Separate Account, income and gains from the Separate Account would be included in your gross income.

The application of the investor control doctrine is subject to some uncertainty. The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy premium and Account Value. These differences could result in you being treated as the owner of a Pro-Rata share of the assets of the Separate Account. In addition, we do not know what standards will be set forth in future regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the Owner of the assets of the Separate Account.

Paid-Up Life Insurance Benefit Endorsement (Overloan Protection Benefit Endorsement). Electing this benefit may have adverse tax consequences. The Internal Revenue Service has not ruled on the use of this endorsement. We strongly urge you to consult legal counsel and your personal tax adviser before electing this benefit.

Tax-advantaged arrangements. The Policy may be used in various arrangements, including non-qualified deferred compensation, split dollar arrangements and others. The tax consequences of such arrangements may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement and the suitability of this Policy for the arrangement.

Split-Dollar Arrangements. The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

Also, on July 30, 2002, the Sarbanes-Oxley Act of 2002 became law and required significant accounting and corporate governance reform. This Act prohibits, with limited exceptions, publicly-traded companies from extending many types of personal loans to their directors or executive officers. This prohibition may be interpreted as applying to some arrangements for split-dollar life insurance policies for directors and executive officers of such companies, since such insurance may be viewed as involving a loan from the employer for at least some purposes. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Tax Shelter Regulations. Prospective owners should consult a tax adviser about the treatment of the Policy when used in a plan or arrangement that under the Treasury Regulations would be considered a tax shelter.

Ameritas Advisor ClearEdge VUL	40

LEGAL PROCEEDINGS

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business. Certain of the proceedings we are involved in assert claims for substantial amounts. While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations. Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could from time to time have a material adverse effect on any or all of the above.

FINANCIAL STATEMENTS

Our financial statements are included in a Statement of Additional Information ("SAI"). For information on how to obtain copies of these financial statements, at no charge, see the STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT provision on the last page of this prospectus.

DISTRIBUTION OF THE POLICY

We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy year, as well as up to 1% of target premium in Policy years two through ten, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

Ameritas Advisor ClearEdge VUL	41

APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at ameritasdirect.com/prospectuses. You can also request this information at no cost by calling 800-255-9678 or by sending an email request to ALICTD@ameritas.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company's past performance is not necessarily an indication of future performance.

Type / Investment Objective	Portfolio Company and Adviser / Subadviser(s)	Current Expenses*	Average Annual Total Returns as of 12/31/2021
			1 year	5 year	10 year
Pursues long-term total return using a strategy that seeks to protect against U.S. inflation.	American Century VP Inflation Protection Fund, Class I, American Century Investment Management, Inc.	0.46%	6.61%	5.29%	3.07%
Long-term capital growth. Income is a secondary objective.	American Century VP Mid Cap Value Fund, Class I, American Century Investment Management, Inc.	0.85%	23.20%	9.41%	12.82%
The fund’s primary investment objective is to provide you with a high level of current income. Its secondary investment objective is capital appreciation.	American Funds IS American High-Income Trust, Class 1, Capital Research and Management Company (SM)	0.30%	8.74%	6.86%	6.49%
Seeks to provide growth of capital.	American Funds IS Growth Fund, Class 1, Capital Research and Management Company (SM)	0.35%	22.30%	25.75%	20.01%
Seeks to achieve long-term growth of capital and income.	American Funds IS Growth-Income Fund, Class 1, Capital Research and Management Company (SM)	0.29%	24.42%	16.68%	15.70%
Seeks to provide long-term capital appreciation.	American Funds IS New World Fund, Class 1, Capital Research and Management Company (SM)	0.57%	5.16%	13.53%	8.94%
The fund’s investment objective is to provide as high a level of current income as is consistent with the preservation of capital.	American Funds IS The Bond Fund of America, Class 1, Capital Research and Management Company (SM)	0.20%	-0.14%	4.49%	3.52%
Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.	American Funds IS Washington Mutual Investors Fund, Class 1, Capital Research and Management Company (SM)	0.27%	28.12%	12.79%	14.04%
Investing to correspond with the returns of the NASDAQ 100 Index.	Calvert VP Nasdaq 100 Index Portfolio, Class I, Calvert Research and Management / Ameritas Investment Partners, Inc. [1]	0.48%	26.87%	28.01%	22.47%
Investing to correspond with the returns of the Russell 2000 Index.	Calvert VP Russell 2000 Small Cap Index Portfolio, Class I, Calvert Research and Management / Ameritas Investment Partners, Inc. [1]	0.39%	14.53%	11.71%	12.71%
Total return.	Calvert VP SRI Balanced Portfolio, Class I, Calvert Research and Management	0.63%	15.12%	12.47%	10.50%
Long-term capital appreciation.	Columbia Variable Portfolio - Small Cap Value Fund, Class 1, Columbia Management Investment Advisers, LLC	0.97%	29.19%	9.83%	11.92%
Total return consisting of capital appreciation and current income.	DFA VA Global Moderate Allocation Portfolio, Dimensional Fund Advisors LP	0.28%	14.20%	9.87%	--**
Long-term capital appreciation.	DFA VA International Small Portfolio, Dimensional Fund Advisors LP / Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.40%	14.56%	10.12%	10.04%
Long-term capital appreciation.	DFA VA International Value Portfolio, Dimensional Fund Advisors LP / Dimensional Fund Advisors Ltd. and DFA Australia Limited	0.28%	18.11%	7.00%	6.52%
Capital appreciation.	DWS Alternative Asset Allocation VIP, Class A, DWS Investment Management Americas, Inc. / RREEF America L.L.C.	0.88%	12.74%	5.93%	4.20%
Ameritas Advisor ClearEdge VUL	42

Type / Investment Objective	Portfolio Company and Adviser / Subadviser(s)	Current Expenses*	Average Annual Total Returns as of 12/31/2021
Long-term growth of capital.	DWS Capital Growth VIP, Class A, DWS Investment Management Americas, Inc.	0.49%	22.78%	23.81%	19.25%
Seeks capital appreciation.	Fidelity® VIP Emerging Markets Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / FMR UK, FMR UK, FMR Japan, FIA, and FIA(UK) serve as sub-advisers for this fund.	0.91%	-2.17%	14.98%	8.44%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index. [2]	Fidelity® VIP Equity-Income PortfolioSM, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.51%	24.89%	11.95%	12.53%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity® VIP Government Money Market Portfolio, Initial Class [3,4], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.23%	0.01%	0.93%	0.51%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.61%	23.21%	26.29%	19.70%
Seeks capital appreciation.	Fidelity® VIP International Capital Appreciation Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / FMR UK, FMR UK, FMR Japan, FIA, and FIA(UK) serve as sub-advisers for this fund.	0.82%	12.39%	16.86%	13.16%
Seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity® VIP Investment Grade Bond Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.39%	-0.61%	4.33%	3.54%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.61%	25.60%	13.60%	13.29%
Seeks a high level of current income. The fund may also seek capital appreciation.	Fidelity® VIP Strategic Income Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / FIL Investment Advisors (UK) Limited (FIA(UK)) and other investment advisers serve as sub-advisers for the fund.	0.66%	3.74%	5.37%	4.74%
Seeks capital appreciation.	Fidelity® VIP Technology Portfolio, Initial Class [3], Fidelity Management & Research Company LLC / Other investment advisers serve as sub-advisers for the fund.	0.62%	28.16%	34.83%	24.38%
Total return, comprised of current income and capital appreciation.	Invesco V.I. Core Plus Bond Fund, Series I, Invesco Advisers, Inc.	0.62%	-0.65%	4.68%	4.80%
Seeks capital appreciation.	Invesco V.I. Discovery Mid Cap Growth Fund, Series I, Invesco Advisers, Inc.	0.83%	19.10%	23.08%	17.84%
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund®, Series I, Invesco Advisers, Inc.	0.84%	22.55%	13.73%	14.69%
Seeks capital appreciation.	MFS® Blended Research® Small Cap Equity Portfolio, Initial Class, Massachusetts Financial Services Company	0.53%	29.64%	12.88%	14.31%
Seeks a high level of total return consistent with a conservative level of risk relative to the other MFS Asset Allocation Portfolios.	MFS® Conservative Allocation Portfolio, Initial Class, Massachusetts Financial Services Company	0.69%	7.00%	8.78%	7.16%
Seeks total return.	MFS® Global Real Estate Portfolio, Initial Class, Massachusetts Financial Services Company	0.92%	30.12%	12.99%	12.19%
Seeks a high level of total return consistent with a greater than moderate level of risk relative to the other MFS Asset Allocation Portfolios.	MFS® Growth Allocation Portfolio, Initial Class, Massachusetts Financial Services Company	0.80%	15.76%	14.10%	11.74%
Seeks capital appreciation.	MFS® Mid Cap Growth Series, Initial Class, Massachusetts Financial Services Company	0.80%	14.11%	22.66%	18.20%
Seeks capital appreciation.	MFS® Mid Cap Value Portfolio, Initial Class, Massachusetts Financial Services Company	0.79%	30.99%	12.42%	13.59%
Ameritas Advisor ClearEdge VUL	43

Type / Investment Objective	Portfolio Company and Adviser / Subadviser(s)	Current Expenses*	Average Annual Total Returns as of 12/31/2021
Seeks a high level of total return consistent with a moderate level of risk relative to the other MFS Asset Allocation Portfolios.	MFS® Moderate Allocation Portfolio, Initial Class, Massachusetts Financial Services Company	0.72%	11.61%	11.61%	9.64%
Seeks capital appreciation.	MFS® New Discovery Series, Initial Class, Massachusetts Financial Services Company	0.87%	1.80%	21.30%	16.15%
Seeks capital appreciation.	MFS® Research International Portfolio, Initial Class, Massachusetts Financial Services Company	0.95%	11.57%	12.19%	8.38%
Seeks maximum real return, consistent with prudent investment management.	PIMCO CommodityRealReturn® Strategy Portfolio, Institutional Class, Pacific Investment Management Company LLC	0.78%	33.47%	5.89%	--**
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO Real Return Portfolio, Institutional Class, Pacific Investment Management Company LLC	0.52%	5.74%	5.49%	3.21%
Seeks maximum current income, consistent with preservation of capital and daily liquidity.	PIMCO Short-Term Portfolio, Institutional Class, Pacific Investment Management Company LLC	0.45%	0.09%	1.93%	1.79%
Seeks capital growth. Current income is a secondary objective.	Putnam VT International Value Fund, Class IA [5], Putnam Investment Management, LLC	0.87%	15.28%	8.38%	7.27%
Seeks to provide long-term capital appreciation and reasonable current income.	Vanguard® Balanced Portfolio [6], Wellington Management Company, LLP	0.20%	19.02%	12.32%	11.40%
Seeks to provide current income and low to moderate capital appreciation.	Vanguard® Conservative Allocation Portfolio [6], The Vanguard Group, Inc.	0.13%	5.99%	8.09%	7.16%
Seeks to provide long-term capital appreciation and income.	Vanguard® Diversified Value Portfolio [6], Hotchkis and Wiley Capital Management, LLC and Lazard Asset Management LLC	0.28%	30.47%	13.52%	13.15%
Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.	Vanguard® Equity Income Portfolio [6], Wellington Management Company, LLP and The Vanguard Group, Inc.	0.30%	25.33%	12.35%	13.06%
Seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	Vanguard® Equity Index Portfolio [6], The Vanguard Group, Inc.	0.14%	28.55%	18.31%	16.39%
Seeks to provide long-term capital appreciation.	Vanguard® Growth Portfolio [6], Wellington Management Company, LLP	0.41%	17.86%	24.24%	19.15%
Seeks to provide a high level of current income.	Vanguard® High Yield Bond Portfolio [6], Wellington Management Company, LLP	0.26%	3.68%	5.69%	6.05%
Seeks to provide long-term capital appreciation.	Vanguard® International Portfolio [6], Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd.	0.38%	-1.54%	20.47%	13.57%
Seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Vanguard® Mid-Cap Index Portfolio [6], The Vanguard Group, Inc.	0.17%	24.36%	15.72%	14.97%
Capital appreciation and a low to moderate level of current income.	Vanguard® Moderate Allocation Portfolio [6], The Vanguard Group, Inc.	0.12%	10.07%	10.31%	9.22%
Seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate related investments.	Vanguard® Real Estate Index Portfolio [6], The Vanguard Group, Inc.	0.26%	40.21%	11.25%	11.43%
Seeks to provide current income while maintaining limited price volatility.	Vanguard® Short-Term Investment-Grade Portfolio [6], The Vanguard Group, Inc.	0.14%	-0.45%	2.74%	2.48%
Seeks to track the performance of a broad, market-weighted bond index.	Vanguard® Total Bond Market Index Portfolio [6], The Vanguard Group, Inc.	0.14%	-1.72%	3.50%	2.77%
Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.	Vanguard® Total International Stock Market Index Portfolio [6], The Vanguard Group, Inc.	0.10%	8.53%	--**	--**
Seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	Vanguard® Total Stock Market Index Portfolio [6], The Vanguard Group, Inc.	0.13%	25.64%	17.79%	16.13%

Ameritas Advisor ClearEdge VUL	44

*	Current Expenses take into account expense reimbursement or fee waiver arrangements in place. Annual expenses for the fund for the year ended December 31, 2021, reflect temporary fee reductions under such an arrangement.
**

Life of fund performance:
DFA VA Global Moderate Allocation Portfolio 8.11% (inception date 4/8/13)

PIMCO CommodityRealReturn® Strategy Portfolio, Institutional Class -2.15% (inception date 4/30/12)
Vanguard® Total International Stock Market Index Portfolio 6.73% (inception date 9/7/17)

1	Ameritas Investment Partners, Inc. is an affiliate of Ameritas Life.
2	"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's® and Standard & Poor's® makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's® as set forth in the Licensing Agreement between us and Standard & Poor's®.
3	FIDELITY, Contrafund and Equity-Income are registered service marks of FMR LLC. Used with permission.
4	You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.
5	Though the investment advisor has retained the services of both Putnam Investments Limited (PIL) and The Putnam Advisory Company, LLC (PAC), PIL and PAC do not currently manage any assets of the fund.
6	Vanguard is a trademark of The Vanguard Group, Inc.

Ameritas Advisor ClearEdge VUL	45

ILLUSTRATIONS

Illustrations are tools that can help demonstrate how the Policy operates, given the Policy's charges, Investment Options and any optional features selected, how you plan to accumulate or access Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy's death benefits, Cash Surrender Value and Account Value with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your financial professional or us (at our toll-free telephone number) to provide an illustration based upon your specific situation. You may annually request, without charge, an illustration from us.Currently there is no charge for additional illustrations. However, we reserve the right to charge the maximum fee of $50 for additional illustrations requested in the same Policy year.

STATEMENT OF ADDITIONAL INFORMATION; REGISTRATION STATEMENT

A Statement of Additional Information ("SAI") with the same date as this prospectus contains other information about the Separate Account, us, and the Policy. You may obtain a copy without charge, request other information about the Policy, and make investor inquiries by calling our toll-free telephone number 800-255-9678.

REPORTS TO YOU

We will send a statement to you at least annually showing your Policy's death benefit, Account Value and any Policy Loan Balance. If your Policy activity is limited to scheduled periodic premiums automatically deducted from your bank or investment account or other systematic transfer programs, you will also receive a quarterly report, which will be confirmation of premium payments and regular Monthly Deductions. We will confirm any other premium payments, Policy Loans, Subaccount transfers, lapses, Surrender, partial withdrawals, and other Policy transactions as they occur. You will receive such additional periodic reports as may be required by the SEC.

Also, reports and other information about the Separate Account are available on the SEC's website at www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Ameritas Advisor ClearEdge VUL	46

FINRA PUBLIC DISCLOSURE PROGRAM

FINRA provides investor protection education through its website and printed materials. The FINRA regulation website address is finra.org. An investor brochure that includes information describing the BrokerCheck program may be obtained from FINRA. The FINRA BrokerCheck hotline number is (800) 289-9999. FINRA does not charge a fee for the BrokerCheck program Services.

THANK YOU

for reviewing this prospectus. You should also review the fund prospectus for the portfolio underlying each Subaccount variable Investment Option you wish to select.

IF YOU HAVE QUESTIONS,

about the Policy described in this prospectus, or wish to request a Statement of Additional Information,

telephone us at:

Ameritas Life Insurance Corp.

Telephone: 800-255-9678

for all other matters, write or telephone us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

or

5900 O Street

Lincoln, Nebraska 68510

Toll-Free Telephone: 800-255-9678

Fax: 402-467-7335

Interfund Transfer Request Fax: 402-467-7923

Website: ameritasdirect.com

REMEMBER, THE CORRECT FORM is important for us to process your Policy elections and changes accurately. Many service forms can be found when you access your account through our website. Or, call us at our toll-free number and we will send you the form you need.

© 2022 Ameritas Life Insurance Corp.	SEC Registration #: 811-08868
Class/Contract # [ ]
File # [ ]
Ameritas Advisor ClearEdge VUL	47

Statement of Additional Information: [ ]
to accompany the Policy Prospectuses listed below.

LOW-LOAD Variable Life Insurance Policies
Ameritas Low-Load Variable Universal Life	Ameritas Advisor II VUL
Ameritas Low-Load Survivorship Variable Universal Life	Ameritas Advisor ClearEdge VUL
Ameritas Advisor VUL ®
offered through
Ameritas Life Insurance Corp. Separate Account LLVL

TABLE OF CONTENTS	PAGE

Contacting Us. To have questions answered or to send additional premium, contact your sales representative or write or call us at:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 81889

Lincoln, Nebraska 68501

Or

5900 O Street

Lincoln, Nebraska 68510

Telephone: 800-255-9678

Fax: 402-467-7335

ameritasdirect.com

Express mail packages should be sent to our street address, not our P.O. Box address.

GENERAL INFORMATION AND HISTORY	1
SERVICES

UNDERWRITER	2
DISTRIBUTION OF THE POLICY
MORE INFORMATION ON CHARGES

DISTRIBUTION OF MATERIALS	3
ADVERTISING
PERFORMANCE DATA

LICENSING AGREEMENT	4
FINANCIAL STATEMENTS

Ameritas® and the bison design are registered service marks of Ameritas Life Insurance Corp.

This Statement of Additional Information ("SAI") is not a prospectus. It contains information in addition to that set forth in the Policy prospectus and should be read together with the prospectus. The Policy prospectus may be obtained from our Service Center by writing us at P.O. Box 81889, Lincoln, Nebraska 68501, by emailing us or accessing it through our website at ameritasdirect.com/prospectuses or by calling us at 800-255-9678. Defined terms used in the current prospectus for the Policy are incorporated in this SAI.

GENERAL INFORMATION AND HISTORY

Ameritas Life Insurance Corp. Separate Account LLVL (referred to as the "Separate Account” or the “Registrant") is a separate investment account of Ameritas Life Insurance Corp. ("Company, we, us, our, Ameritas Life, Depositor"). We are engaged in the business of issuing life insurance and annuities, group dental, vision, and hearing care insurance, retirement plans and 401(k) plans throughout the United States (except New York).

We are a stock life insurance company organized under the insurance laws of the State of Nebraska since 1887. We are wholly owned by Ameritas Holding Company ("AHC") a Nebraska stock insurance holding company. AHC is wholly owned by Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual insurance holding company. Ameritas is a diversified family of financial services businesses. For a complete list of the Ameritas companies and their products and services, visit the Ameritas website at https://www.ameritasdirect.com/. Each Ameritas company is solely responsible for its own financial condition and contractual obligations.

The Registrant is a segregated asset account of Ameritas Life established to receive and invest your Premiums. Ameritas Life established the Separate Account on August 24, 1994 under the laws of the State of Nebraska, in accordance with resolutions set forth by the Ameritas Life Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

Services

Affiliates of Ameritas Life may provide administrative services, including but not limited to third party administrative services, policy administration and other operation support services, claims administration, and development and maintenance of software, to Ameritas Life relating to policies offered by its separate accounts, including the Separate Account. On October 1, 2021, Ameritas Life entered into a Fourth Amended and Restated General Administrative Services Agreement (the "Agreement"), under which administrative services relating to policies offered by the Ameritas Life separate accounts may be provided by affiliates of Ameritas Life. The parties to the Agreement are Ameritas Life, AHC, Ameritas Investment Partners, Inc., Ameritas Investment Company, LLC, Variable Contract Agency, LLC, Ameritas Advisory Services, LLC, Select Benefits Group, LLC dba Dental Select and Ameritas Bluestar Retirement Services, LLC.

ALIC Separate Account LLVL	SAI: 1	Statement of Additional Information

All parties to the Agreement are wholly owned subsidiaries of AHC or Ameritas Life. Ameritas Life made no payments for administrative services provided by affiliated companies in 2019, 2020, or 2021.

Matters of state and federal law pertaining to the policies have been reviewed by the Ameritas Life legal staff.

UNDERWRITER

Policies are distributed by Ameritas Investment Company, LLC ("AIC"), 5900 O Street, Lincoln, Nebraska 68510 (formerly Ameritas Investment Corp. which served as underwriter until its conversion to a limited liability company in January, 2020). Beginning in 2020, Ameritas Investment Company, LLC (the "Underwriter") served as Underwriter and distributor for the Policies. AIC is a wholly owned subsidiary of ours.

The Ameritas Advisor II VUL and the Ameritas Advisor ClearEdge VUL are offered continuously. Other policies listed are no longer offered for new sales.

YEAR:	2019	2020	2021
Variable life insurance compensation we paid to Underwriter* that was paid to other broker-dealers and representatives (not kept by the Underwriter).	$19,695	$13,610	$48,391
Variable life insurance compensation earned and kept by the Underwriter.*	$0	$0	$0
Fees the Depositor paid to the Underwriter* for variable life insurance Principal Underwriter services.	$2,611	$1,997	$7,420

*Ameritas Investment Corp. in 2019; Ameritas Investment Company, LLC, in 2020 and 2021.

DISTRIBUTION OF THE POLICY

Our Underwriter, AIC, enters into contracts with various broker-dealers ("Distributors") to distribute Policies. These Distributors are registered with the SEC and are members of the Financial Industry Regulatory Authority. All persons selling the Policy must be registered representatives of the Distributors, and also must be licensed as insurance agents to sell variable insurance products. There is no premium load to cover sales and distribution expenses. All compensation or expense reimbursement received by AIC for serving as principal underwriter of the Policies will be paid by us from our other assets or surplus in our general account, which may include profits derived from other charges made under the Policies. Policies can be purchased directly from us through our direct consumer services, with salaried employees who are registered representatives of AIC and who will not receive compensation related to the purchase.

Distribution Compensation for Currently Sold Products

Ameritas Advisor ClearEdge VUL: We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 30% of first year target premium and 1% of premiums above that amount paid in the first Policy Year, as well as up to 1% of target premium in Policy years 2 – 10, for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

Ameritas Advisor II VUL: We and/or an affiliate may pay cash compensation from our own resources pursuant to marketing and education arrangements we have in place with broker-dealers and their marketing organizations. We may provide up to 25% of first year target premium and 1% of premiums above that amount paid in the first Policy Year for such marketing and education services, pursuant to these arrangements. We do not pay commissions to these broker-dealers pursuant to a selling agreement. You may ask your life insurance producer how he/she will personally be compensated for the transaction.

Distribution Compensation for Products No Longer Being Sold

Ameritas Advisor VUL: We pay as commissions for the sale of the Policies up to 15% of first-year target premium and 2% of premiums above that amount paid in the first Policy Year.

Low-Load Survivorship Variable Universal Life: During the first Policy Year, compensation may equal an amount up to 15% of first year target premium paid plus the first year costs of any riders and 2% of excess first year premium.

Low-Load Variable Life: During the first Policy Year, compensation may equal an amount up to 9% of first year target premium paid plus the first year costs of any riders and 2% of excess first year premium. In years thereafter, we may pay the broker-dealer asset-based compensation at an annualized rate of 0.1% per Policy Year of the net Cash Surrender Value.

Compensation arrangements may vary among broker-dealers. Also, we may pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in the prospectus CHARGES sections.

MORE INFORMATION ON CHARGES

Waiver of Certain Charges

When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge under the Policy (excluding charges charged by the portfolios). Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected

ALIC Separate Account LLVL	SAI: 2	Statement of Additional Information

premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue, or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee and withdrawal charges. Any fee waiver will not discriminate unfairly against protected classes of individuals and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any charges may be subject to state approval.

Underwriting Procedure

The Policy’s cost of insurance depends upon the insured’s gender, issue age, risk class, specified amount, and length of time the Policy has been in force. The rates will vary depending upon tobacco use and other risk factors. For Ameritas Advisor II VUL and Ameritas Advisor ClearEdge VUL, guaranteed cost of insurance rates are based on the gender-distinct 2017 Commissioners Standard Ordinary Age Nearest Birthday Ultimate Mortality Tables. Attained ages 18 and greater will follow smoker-distinct rates while attained ages 0-17 will follow composite rates. For Ameritas Advisor VUL, guaranteed cost of insurance rates are based on the gender-distinct smoker-distinct 2001 Commissioners Standard Ordinary Age Nearest Birthday Ultimate Mortality Tables. For all other Policies, the guaranteed cost of insurance rates are based on the insured’s attained age and are equal to the 1980 Insurance Commissioners Standard Ordinary Male and Female Mortality Tables without smoker distinction. The maximum rates for the table-rated substandard insureds are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to reflect higher mortality risk. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose Policies have been in effect for the same length of time.

For all products under this Separate Account with the exception of Ameritas Advisor ClearEdge VUL, the cost of insurance rates, Policy charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

If the rating class for any increase in the specified amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. Decreases may be reflected in the cost of insurance rate, as discussed earlier.

The actual charges made during the Policy Year will be shown in the annual report delivered to Policy Owners.

DISTRIBUTION OF MATERIALS

We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several Owners with the same last name who share a common address or post office box.

ADVERTISING

From time to time, we may advertise performance information for the Subaccounts and their underlying portfolios. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios.

We may provide hypothetical illustrations of Policy value, Cash Surrender Value and death benefit based on historical investment returns of the underlying portfolios for a sample Policy based on assumptions as to age, gender and risk class of the insured, and other Policy-specific assumptions.

We may also provide individualized hypothetical illustrations calculated in the same manner as stated above but based upon factors particular to your Policy.

Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor’s shares, when redeemed, may be worth more or less than their original cost.

PERFORMANCE DATA

From time to time, we may advertise performance for the Subaccount variable investment options. Performance data is available on our website and is authorized for use with prospective investors only when accompanied or preceded by current product and fund prospectuses containing detailed information about the Policy, investment options, limitations and risks.

Performance returns reflect fees and charges assessed by the fund companies and current mortality and expenses and administrative risk charges deducted from Separate Account assets. Some portfolio advisors have agreed to limit their expenses; without these limits, performance would have been lower. The returns shown on our website do not reflect the Policy’s transaction fees and periodic charges. If these fees and charges were deducted, the performance quoted would be lower. Yields shown are typically "annualized" yields. This means the income generated during the measured seven days is assumed to be generated each week over a 52-week period, and not reinvested, and is shown as a percentage of the investment.

We encourage you to obtain a personalized illustration which reflects all charges of the Policy and the impact of those charges upon performance; contact your registered representative or us to obtain an illustration based upon your specific situation. See the Policy prospectus for detailed information about Policy charges and portfolio prospectuses for each portfolio’s expenses.

For periods prior to the date the Policy Subaccount began operation, performance data will be calculated based on the performance of the underlying portfolio and the assumption that the Subaccounts were in existence for the same periods as those indicated for the underlying portfolio with the level of Policy charges that were in effect at the inception of the Subaccount. Past performance is no guarantee of future results. The return and principal value of an investment will fluctuate so that investor’s shares, when redeemed, may be worth more or less than their original cost.

ALIC Separate Account LLVL	SAI: 3	Statement of Additional Information

LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Licensee ("Ameritas Life") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product. S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

FINANCIAL STATEMENTS

The balance sheets – statutory basis of Ameritas Life Insurance Corp., a wholly owned subsidiary of Ameritas Holding Company, which is a wholly owned subsidiary of Ameritas Mutual Holding Company, as of December 31, 2021 and 2020, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2021 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and the statements of net assets of each of the subaccounts of Ameritas Life Insurance Corp. Separate Account LLVL as of December 31, 2021, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the five years then ended, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein.

Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of [ ] is [ ].

Our financial statements bear only on our ability to meet our obligations under the Policy and should not be considered as bearing on the investment performance of the assets held in the Separate Account.

ALIC Separate Account LLVL	SAI: 4	Statement of Additional Information

PART C

OTHER INFORMATION

Item 30.	Exhibits

Exhibit Number		Description of Exhibit
(a)

Resolution of Board of Directors of Ameritas Life Insurance Corp. establishing Ameritas Life Insurance Corp. Separate Account LLVL. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form S-6 Post-Effective Amendment No. 4 to Registration No. 33-86500, filed April 6, 1998, EX-99.1(1).

https://www.sec.gov/Archives/edgar/data/933094/0000933094-98-000004.txt

(b)		Custody Agreements. Not Applicable
(c)	(1)

Fifth Amended and Restated Principal Underwriting Agreement. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Post-Effective Amendment No. 1 to Registration No. 333-233977, filed February 26, 2020, EX.99.C1.

https://www.sec.gov/Archives/edgar/data/933094/000093309420000011/principalunderagreement.htm

(c)	(2)

Form of Selling Agreement. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement 333-142494 filed on January 28, 2021, EX(c)(2).

https://www.sec.gov/Archives/edgar/data/783402/000078340221000011/ovation_exhibitc2-286.htm

(c)	(3)

Networking Agreement. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement 333-142494 filed on January 28, 2021, EX(c)(3).

https://www.sec.gov/Archives/edgar/data/783402/000078340221000011/ovation_exhibitc3-286.htm

(d)	(1)	Form of Policy. Exhibit (d)(1), filed herein.
(d)	(2)	Form of Policy riders.
		(A)	Accelerated Death Benefit for Terminal Illness Rider. Exhibit (d)(2)(A), filed herein.
		(B)	Children's Insurance Rider. Exhibit (d)(2)(B), filed herein.
		(C)	Waiver of Monthly Deduction Rider. Exhibit (d)(2)(C), filed herein.
		(D)	Waiver of Specified Premium Rider. Exhibit (d)(2)(D), filed herein.
(d)	(3)	Form of Policy endorsements.
		(A)

Advisory Fee Endorsement. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Post-Effective Amendment No. 1 to Registration No. 333-233977, filed February 26, 2020, EX.99.D(3).

https://www.sec.gov/Archives/edgar/data/933094/000093309420000011/advfee_endorsement.htm

		(B)	Overloan Protection Benefit Endorsement. Exhibit (d)(3)(B), filed herein.
(e)		Application. Exhibit (e), filed herein.
(f)	(1)

Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 5 to Registration No. 333-182090, filed April 22, 2014, EX99.A.

https://www.sec.gov/Archives/edgar/data/814848/000081484814000012/ovmedley485b-50_ex6a.htm

(f)	(2)

Amended and Restated By-Laws of Ameritas Life Insurance Corp. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 7 to Registration No. 333-233986, filed April 26, 2002, EX-99.F.

https://www.sec.gov/Archives/edgar/data/783402/000078340222000017/performanceiivul_exf2-73.htm

(g)		Reinsurance Agreements. Not applicable.
(h)		Participation Agreements.
	(1)

American Century. Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Initial Registration Statement for File No. 333-151913, filed June 25, 2008, EX. 99.H.2.

https://www.sec.gov/Archives/edgar/data/783402/000078340208000041/h-2.txt

	(2)

American Funds Insurance Series. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4/A Pre-Effective Amendment No. 2 to Registration No. 333-206889, filed November 25, 2015, EX-8.A.4.

https://www.sec.gov/Archives/edgar/data/814848/000081484815000040/ex8a4.htm

Exhibit Number		Description of Exhibit
(3)

Calvert Variable Series and Calvert Variable Products. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 to Registration No. 333-142483, filed April 18, 2011, EX.99.H(1).

https://www.sec.gov/Archives/edgar/data/814848/000081484811000006/alicmedley485b-32_ex8a.txt

Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 Post-Effective Amendment No. 3 to Registration No. 333-205138, filed February 24, 2017, EX 8(a)(3).

https://www.sec.gov/Archives/edgar/data/1016274/000117516417000055/advisornoloadva485a_ex8-65.htm

(4)

Columbia Funds Variable Series Trust II. Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 1 to Registration Statement No. 333-206889, filed April 29, 2016, Exhibit 8(a)(8).

https://www.sec.gov/Archives/edgar/data/814848/000081484816000091/directionva485b-54_ex8a8.htm

(5)

DFA. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVA Form N-4 Post-Effective Amendment No. 10 to Registration No. 333-120972, filed April 18, 2011, EX-99.H.

https://www.sec.gov/Archives/edgar/data/1016274/000101627411000012/aanewnlva485b-30_ex8.txt

(6)

DWS Variable Series I and II. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.1.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000032/ameradv-exhh1.txt

(7)

Fidelity Variable Insurance Products Funds. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.2.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000032/advvul-exhh2.txt

(8)

AIM/Invesco. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-151912, filed June 25, 2008, EX-99.H1.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000023/adv-h1.txt

(9)

MFS Variable Insurance Trust. Incorporated by reference to Ameritas Variable Separate Account V Form S-6 Initial Registration Statement for File No. 333-15585, filed November 6, 1996, EX-99.A8C.

https://www.sec.gov/Archives/edgar/data/783402/0000783402-96-000040.txt

(10)

MFS Variable Insurance Trust II. Incorporated by reference to Carillon Account Form N-4 Initial Registration Statement for No. 333-197146, filed July 1, 2014, EX-99.8(k).

https://www.sec.gov/Archives/edgar/data/749330/000074933014000017/ex8k.htm

(11)

MFS Variable Insurance Trust III. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4/A Pre-Effective Amendment No. 2 to Registration Statement No. 333-206889, filed November 25, 2015, EX-8.A.15.

https://www.sec.gov/Archives/edgar/data/814848/000081484815000040/ex8a15.htm

(12)

PIMCO. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration No. 333-151912, filed November 12, 2008, EX.99.H.3.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000032/advvul-exhh3.txt

(13)

Putnam Variable Trust. Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4/A Pre-Effective Amendment No. 2 to Registration Statement No. 333-206889, filed November 25, 2015, EX-8.A.18.

https://www.sec.gov/Archives/edgar/data/814848/000081484815000040/ex8a18.htm

(14)

Vanguard Variable Insurance Funds. Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6 Initial Registration Statement for File No. 333-151912, filed June 25, 2008, EX-99.H.6.

https://www.sec.gov/Archives/edgar/data/933094/000093309408000023/adv-h6.txt

Exhibit Number		Description of Exhibit
(i)		Administrative Contracts.
(1)

Fourth Amended and Restated General Administrative Services Agreement. Incorporated by reference to Ameritas Life Insurance Corp Separate Account LLVL Form N-6 Post-Effective Amendment No. 8 to Registration No. 333-233977, filed April 26, 2022, EX-99.I.

https://www.sec.gov/Archives/edgar/data/933094/000093309422000012/amadvisoriivul_exi1-75.htm

(j)		Other Material Contracts: Powers of Attorney. Exhibit (j), filed herein.
(k)		Legal Opinion. Exhibit (k), filed herein.
(l)		Actuarial Opinion. Not applicable.
(m)		Calculation. Not applicable.
(n)		Consents of Independent Auditors and Independent Registered Public Accounting Firm. To be filed by subsequent amendment.
(o)		No financial statements are omitted from Item 28.
(p)		Initial Capital Agreements. Not applicable.
(q)		Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii). To be filed by subsequent amendment.
(r)		Form of Initial Summary Prospectuses. Not applicable.

Item 31.	Directors and Officers of the Depositor

Name and Principal	Position and Offices
Business Address*	with Depositor

William W. Lester	Director, President & Chief Executive Officer
Tonn M. Ostergard	Director, Chair
John S. Dinsdale	Director
Ann M. Frohman	Director
Thomas W. Knapp	Director
James R. Krieger	Director
Patricia A. McGuire	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
Bryan E. Slone	Director
Oris R. Stuart, III	Director
Rohit Verma	Director
Ryan C. Beasley	Executive Vice President, Individual
Laura A. Fender	Senior Vice President, Controller
Patrick D. Fleming	Senior Vice President, Distribution & National Partners, Group
Jeffrey C. Graves	Senior Vice President, Agency & Field Distribution
Karen M. Gustin	Executive Vice President, Group
Kelly J. Halverson	Senior Vice President, Chief Actuary & Underwriting, Individual
Gerald Q. Herbert	Senior Vice President, Risk & Compliance
Robert M. Jurgensmeier	Executive Vice President, Independent Distribution & Investments
James M. Kais	Executive Vice President, Retirement Plans
Brent F. Korte	Senior Vice President, Chief Marketing Officer
Morgan B.S. Lorenzen	Second Vice President, Assistant General Counsel
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President, Chief Investment Officer
Shreejit R. Nair	Senior Vice President, Information Technology
Christine M. Neighbors	Senior Vice President, General Counsel & Corporate Secretary
April L. Rimpley	Senior Vice President, Human Resources
David A. Voelker	Senior Vice President, Individual Operations
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President, Chief Technology and Transformation Officer
Kelly J. Wieseler	Senior Vice President, Chief Actuary & Underwriting, Group
Susan K. Wilkinson	Executive Vice President, Chief Financial Officer & Treasurer

*       Principal business address: Ameritas Life Insurance Corp., 5900 O Street, Lincoln, Nebraska 68510.

Item 32.	Persons Controlled by or Under Common Control with the Depositor or the Registrant

Name of Corporation (state where organized)	Principal Business

Ameritas Mutual Holding Company (NE)	mutual insurance holding company

Ameritas Holding Company (NE)	stock insurance holding company

Ameritas Life Insurance Corp. (NE)	life/health insurance company
Ameritas Investment Company, LLC (NE)	securities broker dealer
Variable Contract Agency, LLC (NE)	insurance agency
Ameritas Advisory Services, LLC (NE)	investment adviser
Ameritas BlueStar Retirement Services, LLC (FL)	recordkeeper and third party administrator
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Select Benefits Group, LLC dba Dental Select (UT)	third party administrator

Ameritas Investment Partners, Inc. (NE)	investment adviser

Subsidiaries are indicated by indentations.

Ameritas Life Insurance Corp. filed a consolidated financial statement which includes its subsidiaries.

Ownership is 100% by the parent company.

Item 33.	Indemnification

Ameritas Life Insurance Corp.'s By-Laws provide as follows:

Section 9.01. Mandatory Indemnification. (a) Every person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Corporation to the fullest extent permitted by law against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful; and (b) To the extent that a Director, Officer, employee or agent of a Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in this section or any action, suit or proceeding by or in the right of the Corporation, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 9.02. Application of Article. Any indemnification under Section 9.01 or otherwise (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former Director, Officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 9.01. Such determination shall be made, with respect to a person who is a Director or Officer at the time of such determination (1) by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such Directors designated by majority vote of such Directors, even though less than a quorum, or (3) if there are no such Directors, or if such Directors so direct, by independent legal counsel in a written opinion, or (4) by the shareholders.

Section 9.03. Advance Payment. Expenses (including attorneys’ fees) incurred by any current or former Officer, Director, employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former Officer, Director, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this section.

Section 9.04. Other Rights. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 9.05. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or who is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article.

Item 34.	Principal Underwriter

(a)	Ameritas Investment Company, LLC ("AIC"), which serves as the principal underwriter for the variable life insurance policies issued through Ameritas Life Insurance Corp. Separate Account LLVL, also serves as the principal underwriter for variable annuity contracts issued through Ameritas Life Insurance Corp. Separate Account LLVA. AIC also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life of NY Separate Account VUL, and Carillon Life Account, and for variable annuity contracts issued through Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life of NY Separate Account VA, and Carillon Account.

(b)	The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Company, LLC.

Name and Principal	Positions and Offices
Business Address	With Underwriter
Ryan C. Beasley*	Director, Chair
Brandon M. Mann*	Director, President
James M. Kais*	Director
Brent F. Korte*	Director
Susan K. Wilkinson*	Director
Matthew J. Kinsella*	Vice President, Chief Compliance Officer
Tyler Schubauer*	Secretary

* Principal business address: Ameritas Investment Company, LLC, 5900 O Street, Lincoln, Nebraska 68510.

(c)	Compensation From the Registrant.

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commission	Compensation on Redemption	Brokerage Commissions	Compensation
Ameritas Investment Company, LLC	$48,391	$0	$0	$7,420

(2)+(4)+(5) = Gross variable life compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter; AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 35.	Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 O Street, Lincoln, Nebraska 68510.

Item 36.	Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 37.	Fee Representation

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Lincoln, County of Lancaster, State of Nebraska on this 16th day of August, 2022.

AMERITAS LIFE INSURANCE CORP. SEPARATE ACCOUNT LLVL, Registrant

By: /s/ William W. Lester*
Director, President & Chief Executive Officer
Ameritas Life Insurance Corp.

AMERITAS LIFE INSURANCE CORP., Depositor

By: /s/ William W. Lester*
Director, President & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 16, 2022.

SIGNATURE	TITLE

William W. Lester *	Director, President & Chief Executive Officer
Tonn M. Ostergard *	Director, Chair
John S. Dinsdale *	Director
Ann M. Frohman *	Director
Thomas W. Knapp *	Director
James R. Krieger *	Director
Patricia A. McGuire *	Director
Kim M. Robak *	Director
Paul C. Schorr, IV *	Director
Bryan E. Slone *	Director
Oris R. Stuart, III *	Director
Rohit Verma *	Director
Ryan C. Beasley *	Executive Vice President, Individual
Susan K. Wilkinson *	Executive Vice President, Chief Financial Officer & Treasurer
Laura A. Fender *	Senior Vice President, Controller
Christine M. Neighbors *	Senior Vice President, General Counsel & Corporate Secretary

/s/ Morgan B.S. Lorenzen
Morgan B.S. Lorenzen	Second Vice President, Assistant General Counsel

*	Signed by Morgan B.S. Lorenzen under Powers of Attorney executed effective as of December 26, 2021.

Exhibit Index

Exhibit

(d)(1)	Form of Policy

(d)(2)(A)	Accelerated Death Benefit for Terminal Illness Rider

(d)(2)(B)	Children's Insurance Rider

(d)(2)(C)	Waiver of Monthly Deduction Rider

(d)(2)(D)	Waiver of Specified Premium Rider

(d)(3)(B)	Overloan Protection Benefit Endorsement

(e)	Application

(j)	Other Material Contracts: Powers of Attorney

(k)	Legal Opinion